QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.1

Report to Shareholders for the fourth quarter ended December 31, 2015

FOURTH QUARTER 2015

Report to shareholders for the period ended December 31, 2015

Suncor Energy reports fourth quarter results

All financial figures are unaudited and presented in Canadian dollars (Cdn$) unless noted otherwise. Production volumes are presented on a working-interest basis, before royalties, unless noted otherwise. Certain financial measures in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these non-GAAP financial measures, see the Non-GAAP Financial Measures Advisory section of this Report to Shareholders (this document). See also the Advisories section of this document. References to Oil Sands operations production and cash operating costs exclude Suncor's interest in Syncrude's operations.

"In 2015 we generated cash flow that exceeded our annual sustaining capital and dividend commitments," said Steve Williams, president and chief executive officer. "Our integrated business model, our ability to reduce costs, and our relentless focus on operational discipline made this possible. As a result, we are well positioned to weather the current low crude oil price environment."

Highlights of the fourth quarter of 2015 include:

•
Cash flow from operations(1) of $1.294 billion ($0.90 per common share), and an operating loss(1) of $26 million ($0.02 per common share), driven by lower crude oil prices and a Refining and Marketing first-in, first-out (FIFO) loss of $77 million, partially offset by increased refining margins.

•
Net loss of $2.007 billion ($1.38 per common share), due to non-cash asset writedowns, which were a result of the depressed commodity cycle, and a foreign exchange loss on U.S. dollar denominated debt.

•
Oil Sands operations cash operating costs per barrel(1) decreased to $28.00 for the fourth quarter of 2015, which was driven by strong production of 439,700 barrels per day (bbls/d), continued cost reduction initiatives, reduced unplanned maintenance activities and lower natural gas prices.

•
Effective January 1, 2016, nameplate capacity of Firebag increased from 180,000 bbls/d to 203,000 bbls/d, as a result of completing cost-effective debottleneck activities.

•
Subsequent to the end of the fourth quarter, Suncor and Canadian Oil Sands Limited (COS) reached an agreement for COS and its Board of Directors to support Suncor's offer to purchase all of the shares of COS for consideration of 0.28 of a Suncor share for each COS share. The transaction was valued at $6.6 billion at the time of the agreement.

(1)
Non-GAAP financial measures. See page 4 for a reconciliation of net earnings to operating (loss) earnings. ROCE excludes capitalized costs related to major projects in progress. See the Non-GAAP Financial Measures Advisory section of this document.

(2)
ROCE, excluding the impacts of impairments of $1.238 billion in the second quarter of 2014 and $1.599 billion in the fourth quarter of 2015, would have been 11.5%, 8.7%, and 4.2% for the fourth quarter of 2014, first quarter of 2015, and fourth quarter of 2015, respectively.

Financial Results

Suncor recorded a fourth quarter 2015 operating loss of $26 million ($0.02 per common share), including a FIFO loss of $77 million, and cash flow from operations of $1.294 billion ($0.90 per common share) reflecting the lower crude oil price environment, compared to operating earnings of $386 million ($0.27 per common share), including a FIFO loss of $372 million, and cash flow from operations of $1.492 billion ($1.03 per common share), in the prior year quarter. Highlights in the fourth quarter of 2015 included a favourable downstream pricing environment, increased production from Oil Sands operations, and lower operating costs.

For the twelve months ended December 31, 2015, free cash flow(1) was $139 million, compared to $2.097 billion for the twelve months ended December 31, 2014.

A net loss of $2.007 billion ($1.38 per common share) was recorded in the fourth quarter of 2015, compared with net earnings of $84 million ($0.06 per common share) in the prior year quarter. Net loss for the fourth quarter of 2015 was impacted by the same factors influencing the operating loss and included $1.599 billion of non-cash impairment charges and an unrealized after-tax foreign exchange loss of $382 million on the revaluation of U.S. dollar denominated debt. Net earnings in the prior year quarter included the impact of an unrealized after-tax foreign exchange loss of $302 million.

Operating Results

Suncor's total upstream production increased to 582,900 barrels of oil equivalent per day (boe/d) in the fourth quarter of 2015, compared with 557,600 boe/d in the prior year quarter, primarily due to strong reliability in Oil Sands operations.

Oil Sands operations production increased to 439,700 bbls/d in the fourth quarter of 2015, compared to 384,200 bbls/d in the prior year quarter, primarily due to record In Situ production and reliable operations across all assets following the completion of planned maintenance early in the quarter.

Cash operating costs per barrel for Oil Sands operations decreased in the fourth quarter of 2015 to $28.00/bbl, compared to $34.45/bbl in the prior year quarter, due to higher production combined with lower operating expenses as a result of cost reduction initiatives, lower unplanned maintenance and lower natural gas prices.

"We have surpassed the reliability and cost reduction targets we established in early 2015," said Williams. "Operating costs across the organization are down almost $1 billion from last year, while Oil Sands upgrading reliability exceeded 90%, more than a year ahead of our original plan."

Suncor's share of Syncrude production was 30,900 bbls/d in the fourth quarter of 2015, compared to 35,100 bbls/d in the prior year quarter. The decrease was primarily due to unplanned maintenance activities during the fourth quarter of 2015.

Production volumes in Exploration and Production (E&P) decreased to 112,300 boe/d in the fourth quarter of 2015, compared to 138,300 boe/d in the prior year quarter, primarily due to shut-in production in Libya, natural declines at Terra Nova and temporary export pipeline constraints that impacted Buzzard, partially offset by higher production at Golden Eagle. Production in Libya temporarily resumed at the start of the quarter, but was shut in again in November. Libya continues to be impacted by political unrest, with the timing of a return to normal operations remaining uncertain.

During the fourth quarter of 2015, Refining and Marketing completed planned maintenance at the Montreal refinery. Average refinery utilization decreased to 93% in the fourth quarter, compared to 95% in the prior year quarter, primarily driven by unplanned maintenance at the Edmonton refinery and lower distillate demand in Western Canada.

Strategy Update

Subsequent to the end of the fourth quarter, Suncor and COS reached an agreement to support Suncor's offer to purchase all of the shares of COS for 0.28 of a Suncor share for each COS share. The offer has the support of the Boards of Directors of both companies, and expires on February 5, 2016. The transaction value at the time of the agreement of approximately $6.6 billion includes COS' estimated debt of $2.4 billion.

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this document.

2   SUNCOR ENERGY INC. 2015 FOURTH QUARTER

"We are pleased that the Board of COS is supporting our offer," said Williams. "We believe that, working with the operator, we can drive real improvements in Syncrude's performance with a larger ownership interest, creating value for our shareholders."

Suncor continues to deliver on its commitment to add shareholder value and invest in long-term profitable growth in its core asset areas, while maintaining a strong financial position. In addition to extending the offer to COS shareholders, the company also completed its acquisition of an additional 10% working interest in the Fort Hills oil sands project from Total E&P Canada Ltd. for $360 million. Suncor's share in the project is now 50.8%.

To maintain our strong financial position and flexibility, Suncor has reduced its capital guidance for 2016 to a range of $6.0 to $6.5 billion from $6.7 to $7.3 billion issued in November of 2015. The capital spending reduction is not anticipated to impact the company's near term production targets.

Enbridge's Line 9 reversal was commissioned during the fourth quarter of 2015. The reversal will provide Suncor the flexibility of supplying its Montreal refinery with a full slate of inland-priced crude.

During the quarter, the Government of Alberta announced a new climate plan which includes a carbon pricing regime coupled with an overall emissions limit for the oil sands. The climate plan places some certainty on the future greenhouse gas (GHG) costs for Suncor, while the limit on oil sands emissions will force companies to ensure only the most profitable and efficient projects are developed.

The Government of Alberta conducted a review of the province's oil and gas royalties. Subsequent to year end, the new royalty system was announced and included no changes to the existing oil sand royalty rates, and improved transparency concerning disclosure of royalty information.

Oil Sands Operations

In the fourth quarter of 2015, Suncor safely completed planned maintenance at Upgrader 2 on a coker set, vacuum tower and hydrogen plant.

In Situ continued to focus on well pad construction to sustain existing production at Firebag and MacKay River, and successfully completed cost-effective debottlenecking activities at Firebag, which increased nameplate capacity from 180,000 bbls/d to 203,000 bbls/d.

Oil Sands Ventures

The Fort Hills project remains on schedule with construction more than 50% complete at the end of the fourth quarter. Spending during the quarter included engineering, procurement, module fabrication and site construction. The project is expected to deliver approximately 91,000 bbls/d of bitumen to Suncor, following the completion of the acquisition of an additional 10% working interest in the project during the fourth quarter. First oil is expected in the fourth quarter of 2017, and is expected to ramp up to 90% of capacity within twelve months thereafter.

Exploration and Production

Construction of the Hebron project continued in the fourth quarter of 2015, with first oil expected in late 2017. Effective January 1, 2016, working interests in the Hebron project have been reset. As a result, Suncor's working interest in the project decreased from 22.7% to 21.0%, with Suncor to be reimbursed for costs incurred to December 31, 2015.

Development drilling at Golden Eagle continued through the fourth quarter. Exploration drilling at the deepwater Shelburne Basin offshore Nova Scotia commenced in the fourth quarter, and will continue during 2016.

SUNCOR ENERGY INC. 2015 FOURTH QUARTER    3

Operating (Loss) Earnings Reconciliation(1)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2015	2014	2015	2014

Net (loss) earnings	(2 007)	84	(1 995)	2 699

Unrealized foreign exchange loss on U.S. dollar denominated debt	382	302	1 930	722

Impairments(2)	1 599	—	1 599	1 238

Impact of income tax rate adjustments on deferred taxes(3)	—	—	17	—

Gain on significant disposal(4)	—	—	(68)	(61)

Restructuring charges(5)	—	—	57	—

Insurance proceeds(6)	—	—	(75)	—

Reserves redetermination(7)	—	—	—	(32)

Income tax charge(8)	—	—	—	54

Operating (loss) earnings(1)	(26)	386	1 465	4 620

(1)
Operating (loss) earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of this document.

(2)
After-tax impairment charges of $798 million on certain offshore E&P assets as a result of declining crude oil pricing, $415 million (Q2 2014 – $297 million) against the company's Libyan assets, $290 million (Q2 2014 – $718 million) on the company's interest in the Joslyn mining project, and $96 million (Q2 2014 – $223 million) related to certain assets in the Oil Sands segment following a review of repurpose options due to previously revised growth strategies in the fourth quarter of 2015.

(3)
Adjustments to the company's deferred income taxes from a 12% decrease in the U.K. tax rate on oil and gas profits from the North Sea in the first quarter of 2015 of $406 million, and a 2% increase in the Alberta corporate income tax rate in the second quarter of 2015 of $423 million.

(4)
After-tax gain related to the sale of the company's Wilson Creek natural gas assets in the E&P segment in the third quarter of 2014 and the after-tax gain related to the sale of the company's share of certain assets and liabilities of Pioneer Energy in the Refining and Marketing segment in the second quarter of 2015.

(5)
Restructuring charges related to cost reduction initiatives in the Corporate segment recorded in the first quarter of 2015.

(6)
Business interruption insurance proceeds recorded in the first quarter of 2015 for the Terra Nova asset in the E&P segment.

(7)
Reserves redetermination of 1.2 million barrels of oil receivable recorded in the second quarter of 2014 related to an interest in a Norwegian asset that Suncor previously owned.

(8)
Represents a current income tax and associated interest charge recorded in the third quarter of 2014 related to the timing of tax depreciation deductions taken on certain capital expenditures incurred in a prior period in the Oil Sands segment.

Corporate Guidance

Suncor has reduced its capital guidance for 2016 to a range of $6.0 to $6.5 billion from $6.7 to $7.3 billion issued on November 17, 2015, in part due to the deferral of Firebag planned maintenance to 2017.

The following 2016 full year outlook assumptions have also been adjusted: Brent at Sullom Voe to US$40/bbl from US$55/bbl, WTI at Cushing to US$39/bbl from US$50/bbl, WCS at Hardisty to US$26/bbl from US$35/bbl, and Cdn/US exchange rate from $0.75 to $0.70. For further details and advisories regarding Suncor's 2016 corporate guidance, see www.suncor.com/guidance.

Measurement Conversions

Certain natural gas volumes in this report to shareholders have been converted to boe on the basis of one bbl to six mcf. See the Advisories section of this document.

4   SUNCOR ENERGY INC. 2015 FOURTH QUARTER

FOURTH QUARTER DISCUSSION
February 3, 2016

Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor's Annual Information Form dated February 26, 2015 (the 2014 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and our website www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this document, and is not incorporated into this document by reference.

References to "we", "our", "Suncor", or "the company" mean Suncor Energy Inc. and the company's subsidiaries and interests in associates and jointly controlled entities, unless the context otherwise requires.

Table of Contents

1.	Advisories	5
2.	Fourth Quarter Highlights	6
3.	Consolidated Financial Information	7
4.	Segment Results and Analysis	12
5.	Capital Investment Update	21
6.	Financial Condition and Liquidity	23
7.	Quarterly Financial Data	26
8.	Other Items	27
9.	Non-GAAP Financial Measures Advisory	28
10.	Common Abbreviations	32
11.	Forward-Looking Information	33

1. ADVISORIES

Basis of Presentation

Unless otherwise noted, all financial information has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board, which is within the framework of International Financial Reporting Standards (IFRS).

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted. Certain prior year amounts in the Consolidated Statements of Comprehensive (Loss) Income have been reclassified to conform to the current year's presentation.

Non-GAAP Financial Measures

Certain financial measures in this document – namely operating (loss) earnings, cash flow from operations, return on capital employed (ROCE), Oil Sands cash operating costs, free cash flow, and last-in, first-out (LIFO) – are not prescribed by GAAP. Operating (loss) earnings, Oil Sands cash operating costs and LIFO are defined in the Non-GAAP Financial Measures Advisory section of this document and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of this document. Cash flow from operations, ROCE and free cash flow are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of this document.

Risk Factors and Forward-Looking Information

The company's financial and operational performance is potentially affected by a number of factors, including, but not limited to, the factors described within the Forward-Looking Information section of this document. This document contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. This information is provided to assist readers in understanding the company's future plans and expectations and may not be appropriate for other purposes. Refer to the Forward-Looking Information section of this document for information on the material risk factors and assumptions underlying our forward-looking information.

Measurement Conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

Common Abbreviations

For a list of abbreviations that may be used in this document, refer to the Common Abbreviations section of this document.

SUNCOR ENERGY INC. 2015 FOURTH QUARTER    5

2. FOURTH QUARTER HIGHLIGHTS

•
Fourth quarter financial results.

•
Net loss for the fourth quarter of 2015 was $2.007 billion, compared to net earnings of $84 million in the prior year quarter. Net loss for the fourth quarter of 2015 included impairment charges of $1.599 billion and an unrealized after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt of $382 million. Net earnings in the prior year quarter included the impact of an unrealized after-tax foreign exchange loss of $302 million.

•
Operating loss(1) for the fourth quarter of 2015 was $26 million, including a first-in, first-out (FIFO) loss of $77 million, compared to operating earnings of $386 million, including a FIFO loss of $372 million, for the prior year quarter. The decrease was driven by lower crude oil price realizations, partially offset by a favourable downstream pricing environment, increased Oil Sands operations production, lower royalties and lower operating costs compared to the prior year quarter.

•
Cash flow from operations(1) was $1.294 billion for the fourth quarter of 2015, compared to $1.492 billion for the fourth quarter of 2014. The decrease was largely due to the same factors that impacted operating earnings. Free cash flow(1) was $139 million for the twelve months ended December 31, 2015, compared to $2.097 billion for the twelve months ended December 31, 2014.

•
ROCE(1) (excluding major projects in progress) decreased to 0.6% for the twelve months ended December 31, 2015, compared to 8.6% for the twelve months ended December 31, 2014, and has trended unfavourably throughout 2015 as a result of the depressed crude oil price environment, offset by lower operating costs and strong downstream performance. ROCE for the twelve months ended December 31, 2015 was 4.2% when the impacts of the impairment charges from the fourth quarter of 2015 are excluded.

•
Higher downstream refining margins on strong location differentials helped drive operating earnings of $498 million for the Refining and Marketing segment in the quarter.  The reversal of Enbridge's Line 9 will provide Suncor with the flexibility to supply its Montreal refinery with a full slate of inland-priced crude.

•
Oil Sands operations cash operating costs(1) averaged $28.00/bbl for the quarter, compared to $34.45/bbl in the prior year quarter.  Increased production, a continued focus on cost reductions, lower unplanned maintenance and lower natural gas prices resulted in a 19% decrease quarter over quarter.

•
Strong Oil Sands production demonstrates Suncor's ongoing commitment to operational discipline and delivering reliable operations.  Oil Sands operations production was 439,700 bbls/d, an increase of 14% from the prior year quarter, with record In Situ production of 233,300 bbls/d achieved in the quarter.

•
Firebag nameplate capacity increased from 180,000 bbls/d to 203,000 bbls/d.  Cost-effective debottlenecking activities have been completed at Firebag, with sustained production levels in excess of 180,000 bbls/d in 2015.

•
Suncor Energy and Canadian Oil Sands Limited (COS) reach agreement to support the offer by Suncor to purchase all of the shares of COS.  Subsequent to the fourth quarter of 2015, Suncor reached an agreement with COS to support Suncor's offer to purchase all of the shares of COS for consideration of 0.28 of a Suncor share per COS share. The transaction was valued at $6.6 billion at the time of the agreement.

•
Substantial completion of detailed engineering work at Fort Hills.  Construction was more than 50% complete by the end of the fourth quarter, with first oil expected in the fourth quarter of 2017. In addition, the company completed its acquisition of an additional 10% of the project.

•
Suncor continued to return cash to shareholders.  Suncor has maintained a strong financial position, returning $419 million to shareholders through dividends during the fourth quarter of 2015.

(1)
Operating (loss) earnings, cash flow from operations, free cash flow, ROCE and Oil Sands cash operating costs are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document.

6   SUNCOR ENERGY INC. 2015 FOURTH QUARTER

3. CONSOLIDATED FINANCIAL INFORMATION

Financial Highlights

	Three months ended December 31		Twelve months ended December 31
($ millions)	2015	2014	2015	2014

Net (loss) earnings

Oil Sands	(616)	180	(856)	1 776

Exploration and Production	(1 263)	198	(758)	653

Refining and Marketing	498	173	2 266	1 692

Corporate, Energy Trading and Eliminations	(626)	(467)	(2 647)	(1 422)

Total	(2 007)	84	(1 995)	2 699

Operating (loss) earnings(1)

Oil Sands	(230)	180	(111)	2 771

Exploration and Production	(50)	198	7	857

Refining and Marketing	498	173	2 234	1 692

Corporate, Energy Trading and Eliminations	(244)	(165)	(665)	(700)

Total	(26)	386	1 465	4 620

Cash flow from (used in) operations(1)

Oil Sands	467	875	2 835	5 400

Exploration and Production	257	401	1 386	1 909

Refining and Marketing	596	240	2 872	2 178

Corporate, Energy Trading and Eliminations	(26)	(24)	(287)	(429)

Total	1 294	1 492	6 806	9 058

Capital and Exploration Expenditures(2)

Sustaining	952	823	2 602	3 014

Growth	949	970	3 618	3 516

Total	1 901	1 793	6 220	6 530

	Twelve months ended December 31
($ millions)	2015	2014

Free Cash Flow(1)	139	2 097

(1)
Non-GAAP financial measures. Operating (loss) earnings are reconciled to net earnings below. See the Non-GAAP Financial Measures Advisory section of this document.

(2)
Excludes capitalized interest.

SUNCOR ENERGY INC. 2015 FOURTH QUARTER    7

Operating Highlights

	Three months ended December 31		Twelve months ended December 31
	2015	2014	2015	2014

Production volumes by segment

Oil Sands (mbbls/d)	470.6	419.3	463.4	421.9

Exploration and Production (mboe/d)	112.3	138.3	114.4	113.0

Total	582.9	557.6	577.8	534.9

Production mix

Crude oil and liquids / natural gas (%)	99/1	99/1	99/1	99/1

Refinery utilization (%)	93	95	94	93

Refinery crude oil processed (mbbls/d)	430.2	440.8	432.1	427.5

Net Earnings

Suncor's consolidated net loss for the fourth quarter of 2015 was $2.007 billion, compared with net earnings of $84 million for the prior year quarter. Net loss for the year was $1.995 billion, compared to net earnings of $2.699 billion in the prior year. Net earnings were impacted by the same factors that influenced operating earnings described subsequently in this section of this document. Other items affecting net earnings over these periods included:

•
In the fourth quarter of 2015, the company recorded after-tax impairment charges against property, plant and equipment and exploration and evaluation assets of $359 million on White Rose, $331 million on Golden Eagle, $54 million on Terra Nova, and $54 million on Ballicatters, as a result of declining crude oil pricing, and $290 million on the company's interest in the Joslyn mining project, due to uncertainty in the timing of development plans. In addition, $96 million of de-recognition charges were recorded in Oil Sands following a review of certain assets that no longer fit with Suncor's growth strategies, and which could not be repurposed or otherwise deployed.

•
In the fourth quarter of 2015, as a result of shut-in production due to the continued closure of certain Libyan export terminals, escalating political unrest, and increased uncertainty with respect to the company's return to normal operations in the country, the company recorded an after-tax impairment charge of $415 million against property, plant and equipment and exploration and evaluation assets.

•
The after-tax unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt was $382 million for the fourth quarter of 2015 and $1.930 billion for the twelve months of 2015, compared to $302 million for the fourth quarter of 2014 and $722 million for the twelve months of 2014.

•
In the second quarter of 2015, the company recorded an after-tax gain of $68 million on the disposal of the company's share of certain assets and liabilities of Pioneer Energy in the Refining and Marketing segment.

•
In the second quarter of 2015, the company recorded a $423 million deferred income tax charge related to a 2% increase in the Alberta corporate income tax rate.

•
In the first quarter of 2015, the U.K. government enacted a decrease in the supplementary charge rate on oil and gas profits in the North Sea that reduced the statutory tax rate on Suncor's earnings in the U.K. from 62% to 50%. The company revalued its deferred income tax balances, resulting in a one-time decrease to deferred income taxes of $406 million.

•
In the first quarter of 2015, the company recorded after-tax insurance proceeds of $75 million related to a claim on the Terra Nova asset in the Exploration and Production (E&P) segment.

•
In the first quarter of 2015, the company recorded after-tax restructuring charges of $57 million related to cost reduction initiatives in the Corporate segment.

•
In the third quarter of 2014, the company recorded an after-tax gain of $61 million relating to the sale of its Wilson Creek natural gas assets in the E&P segment.

•
In the third quarter of 2014, the company recorded a current income tax expense adjustment and associated interest expense of $54 million related to the timing of tax depreciation deductions taken on certain capital expenditures incurred in a prior period in the Oil Sands segment.

•
In the second quarter of 2014, Total E&P Canada Ltd. (Total E&P), the operator of the Joslyn mining project, together with Suncor and the other co-owners of the project agreed to scale back certain development activities in order to focus on engineering studies to further optimize the Joslyn project development plan. As a result of Suncor's assessment of expected future net cash flows and the uncertainty of the project, including the timing of the

8   SUNCOR ENERGY INC. 2015 FOURTH QUARTER

  development plans, Suncor recorded an after-tax charge to net earnings of $718 million against property, plant and equipment and exploration and evaluation assets.

•
In the second quarter of 2014, as a result of the continued closure of certain Libyan export terminals and the company's view on production plans during the remaining term of the production sharing agreements, the company recorded an after-tax impairment charge of $297 million against property, plant and equipment and exploration and evaluation assets.

•
In the second quarter of 2014, the company recorded after-tax impairment charges of $223 million in Oil Sands following a review of certain assets that no longer fit with Suncor's previously revised growth strategies and which could not be repurposed or otherwise deployed. Such assets included a pipeline and related compressor, as well as steam generator components.

•
In the second quarter of 2014, the company recorded after-tax earnings of $32 million related to an agreement reached for Suncor to receive a reserves redetermination of 1.2 million barrels of oil related to an interest in a Norwegian asset that Suncor previously owned.

Operating (Loss) Earnings Reconciliation(1)(2)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2015	2014	2015	2014

Net (loss) earnings	(2 007)	84	(1 995)	2 699

Unrealized foreign exchange loss on U.S. dollar denominated debt	382	302	1 930	722

Impact of income tax rate adjustments on deferred taxes	—	—	17	—

Gain on significant disposal	—	—	(68)	(61)

Restructuring charges	—	—	57	—

Insurance proceeds	—	—	(75)	—

Impairments	1 599	—	1 599	1 238

Reserves redetermination	—	—	—	(32)

Income tax charge	—	—	—	54

Operating (loss) earnings(1)	(26)	386	1 465	4 620

(1)
Operating (loss) earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of this document.

(2)
Refer to net earnings discussion above for descriptions of the adjustments.

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this document.

SUNCOR ENERGY INC. 2015 FOURTH QUARTER    9

Suncor's consolidated operating loss for the fourth quarter of 2015 was $26 million, compared to $386 million of operating earnings for the prior year quarter, primarily due to significantly lower upstream price realizations consistent with the decline in benchmark crude oil prices. The decrease was partially offset by a favourable downstream pricing environment, increased Oil Sands operations production, lower royalties resulting from the decrease in crude oil prices, and lower operating costs, compared to the prior year quarter.

Suncor's consolidated operating earnings were $1.465 billion for the twelve months of 2015, compared to $4.620 billion for the prior year period. The decrease was primarily due to the significantly lower upstream price realizations consistent with the decline in benchmark crude prices, partially offset by strong Oil Sands operations production due to improved reliability, lower operating costs, and a strong downstream pricing environment.

After-Tax Share-Based Compensation Expense (Recovery) by Segment

	Three months ended December 31		Twelve months ended December 31
($ millions)	2015	2014	2015	2014

Oil Sands	17	(3)	67	64

Exploration and Production	2	—	8	11

Refining and Marketing	9	—	39	37

Corporate, Energy Trading and Eliminations	31	(4)	120	139

Total share-based compensation expense (recovery)	59	(7)	234	251

The after-tax share-based compensation expense increased to $59 million during the fourth quarter of 2015, compared to a recovery of $7 million during the prior year quarter, as a result of an increase in the company's share price in the fourth quarter of 2015 as compared to a decrease in the prior year quarter.

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor's operations.

	Average for three months ended December 31			Average for twelve months ended December 31
		2015	2014	2015	2014

WTI crude oil at Cushing	US$/bbl	42.15	73.15	48.75	93.00

ICE Brent crude oil at Sullom Voe	US$/bbl	44.70	77.00	53.60	99.50

Dated Brent/Maya crude oil FOB price differential	US$/bbl	10.35	10.05	9.50	13.70

MSW at Edmonton	Cdn$/bbl	53.55	75.95	57.60	94.85

WCS at Hardisty	US$/bbl	27.70	58.90	35.25	73.60

Light/heavy differential for WTI at Cushing less WCS at Hardisty	US$/bbl	14.50	14.25	13.50	19.40

Condensate at Edmonton	US$/bbl	41.65	70.55	47.35	92.95

Natural gas (Alberta spot) at AECO	Cdn$/mcf	2.45	3.60	2.65	4.50

Alberta Power Pool Price	Cdn$/MWh	21.20	30.55	33.40	49.65

New York Harbor 3-2-1 crack(1)	US$/bbl	13.60	16.15	19.70	19.65

Chicago 3-2-1 crack(1)	US$/bbl	13.90	14.40	18.50	17.40

Portland 3-2-1 crack(1)	US$/bbl	17.90	12.45	25.15	20.15

Gulf Coast 3-2-1 crack(1)	US$/bbl	11.05	10.15	18.35	16.50

Exchange rate	US$/Cdn$	0.75	0.88	0.78	0.91

Exchange rate (end of period)	US$/Cdn$	0.72	0.86	0.72	0.86

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

10   SUNCOR ENERGY INC. 2015 FOURTH QUARTER

Suncor's sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand for sweet SCO from Western Canada. Price realizations in the fourth quarter of 2015 for sweet SCO were negatively affected by a lower WTI price of US$42.15/bbl, compared to US$73.15/bbl in the prior year quarter, partially offset by a lower differential for SCO relative to WTI. Suncor produces sour SCO, the price of which is influenced by various crude benchmarks, including, but not limited to, MSW at Edmonton and WCS at Hardisty, and which can also be affected by prices negotiated for spot sales. Prices for MSW at Edmonton and WCS at Hardisty decreased in the fourth quarter of 2015 to $53.55/bbl and US$27.70 /bbl, respectively, compared to $75.95/bbl and US$58.90/bbl, respectively, in the prior year quarter, resulting in lower price realizations for sour SCO.

Bitumen production that Suncor does not upgrade is blended with diluent or SCO to facilitate delivery on pipeline systems. Net bitumen price realizations are therefore influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference), prices for diluent (Condensate at Edmonton) and SCO. Bitumen price realizations can also be affected by bitumen quality and spot sales.

Suncor's price realizations for production from East Coast Canada and International assets are influenced primarily by the price for Brent crude. Brent crude pricing decreased to an average of US$44.70/bbl in the fourth quarter of 2015, compared to US$77.00/bbl in the prior year quarter.

Natural gas used in Suncor's Oil Sands and Refining operations is primarily referenced to Alberta spot prices at AECO. The average AECO benchmark decreased to $2.45/mcf in the fourth quarter of 2015, from $3.60/mcf in the prior year quarter.

Suncor's refining margins are influenced primarily by 3-2-1 crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillates, and by light/heavy and light/sour crude differentials. More complex refineries can earn greater refining margins by processing less expensive, heavier crudes. Crack spreads do not necessarily reflect the margins of a specific refinery. Crack spreads are based on current crude feedstock prices whereas actual refining margins are based on FIFO inventory accounting, where a delay exists between the time that feedstock is purchased, processed and sold to a third party. FIFO losses normally reflect a declining price environment for crude oil and finished products, whereas FIFO gains reflect an increasing price environment for crude oil and finished products. Specific refinery margins are further impacted by actual crude purchase costs, refinery configuration and refined products sales markets unique to that refinery.

Excess electricity produced in Suncor's Oil Sands business is sold to the Alberta Electric System Operator (AESO), with the proceeds netted against the cash operating cost per barrel metric. The Alberta power pool price decreased to an average of $21.20/MWh in the fourth quarter of 2015 from $30.55/MWh in the prior year quarter.

The majority of Suncor's revenue from the sale of oil and natural gas commodities is based on prices that are determined by or referenced to U.S. dollar benchmark prices. The majority of Suncor's expenditures are realized in Canadian dollars. In the fourth quarter of 2015, the Canadian dollar weakened in relation to the U.S. dollar as the average exchange rate decreased to US$0.75 per one Canadian dollar from US$0.88 per one Canadian dollar in the prior year quarter. This rate decrease had a positive impact on price realizations for the company during the fourth quarter.

Suncor also has assets and liabilities, notably most of the company's debt, which are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date. A decrease in the value of the Canadian dollar relative to the U.S. dollar from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations.

SUNCOR ENERGY INC. 2015 FOURTH QUARTER    11

4. SEGMENT RESULTS AND ANALYSIS

OIL SANDS

Financial Highlights

	Three months ended December 31		Twelve months ended December 31
($ millions)	2015	2014	2015	2014

Gross revenues	2 017	2 838	9 332	14 561

Less: Royalties	(10)	(107)	(114)	(982)

Operating revenues, net of royalties	2 007	2 731	9 218	13 579

Net (loss) earnings	(616)	180	(856)	1 776

Adjusted for:

Impact of income tax rate adjustments on deferred taxes(1)	—	—	359	—

Income tax charge	—	—	—	54

Impairment of Joslyn mining project and other assets(2)	386	—	386	941

Operating (loss) earnings(3)	(230)	180	(111)	2 771

Oil Sands operations	(231)	182	(33)	2 696

Oil Sands ventures	1	(2)	(78)	75

Cash flow from operations(3)	467	875	2 835	5 400

(1)
Adjustment to the company's deferred income taxes resulting from a 2% increase in the Alberta corporate income tax rate in Q2 2015.

(2)
After-tax impairment charges of $290 million on the company's interest in the Joslyn mining project and $96 million related to certain assets in Oil Sands operations.

(3)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document.

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this document.

Operating loss for Oil Sands operations was $231 million, compared to operating earnings of $182 million in the prior year quarter. The decrease was primarily due to lower price realizations as a result of lower crude oil benchmark prices, partially offset by increased production, lower operating and transportation expenses as a result of the impact of cost reduction initiatives, lower unplanned maintenance activities, lower natural gas prices, and lower royalties.

Operating earnings for Oil Sands ventures were $1 million, compared to an operating loss of $2 million in the prior year quarter, primarily due to lower operating costs and lower royalties, partially offset by lower price realizations and decreased production.

12   SUNCOR ENERGY INC. 2015 FOURTH QUARTER

Production Volumes(1)

	Three months ended December 31		Twelve months ended December 31
(mbbls/d)	2015	2014	2015	2014

Upgraded product (SCO and diesel)	292.2	276.3	320.1	289.1

Non-upgraded bitumen	147.5	107.9	113.5	101.8

Oil Sands operations	439.7	384.2	433.6	390.9

Oil Sands ventures	30.9	35.1	29.8	31.0

Total	470.6	419.3	463.4	421.9

(1)
Bitumen production from Oil Sands Base operations is upgraded, while bitumen production from In Situ operations is either upgraded or sold directly to customers, including Suncor's own refineries. Yields of SCO and diesel from Suncor's upgrading process are approximately 79% of bitumen feedstock input.

Sales Volumes

	Three months ended December 31		Twelve months ended December 31
(mbbls/d)	2015	2014	2015	2014

Oil Sands operations sales volumes

Sweet SCO	100.2	75.5	107.0	99.7

Diesel	29.4	31.2	31.3	30.7

Sour SCO	154.2	152.7	182.5	158.9

Upgraded product	283.8	259.4	320.8	289.3

Non-upgraded bitumen	136.3	110.2	107.7	101.4

Oil Sands operations	420.1	369.6	428.5	390.7

Oil Sands ventures	30.9	35.1	29.8	31.0

Total	451.0	404.7	458.3	421.7

Production volumes for Oil Sands operations increased to 439,700 bbls/d in the fourth quarter of 2015, compared to 384,200 bbls/d in the prior year quarter. The increase was primarily due to reliable operations across all assets, compared to the prior year quarter, which was impacted by unplanned maintenance at Upgrader 2 and on certain utility assets supporting upgrading and extraction. Planned upgrader maintenance was completed in the fourth quarter of 2015.

Sales volumes for Oil Sands operations increased to an average of 420,100 bbls/d in the fourth quarter of 2015, up from 369,600 bbls/d in the prior year quarter, due to higher production volumes. The SCO mix reflected higher sweet production due to less planned maintenance completed in the quarter. The prior year quarter included the impacts of planned and unplanned maintenance.

Inventory builds occurred in both quarters; however, the volumes built in the fourth quarter of 2015 had a relatively smaller impact on earnings due to the lower price environment.

Suncor's share of Syncrude production decreased to 30,900 bbls/d in the fourth quarter of 2015, compared to 35,100 bbls/d in the prior year quarter. The decrease was primarily due to unplanned maintenance activities associated with sulphur removal and water treatment assets, and an unplanned coker maintenance event that began late in the quarter.

SUNCOR ENERGY INC. 2015 FOURTH QUARTER    13

Bitumen Production

	Three months ended December 31		Twelve months ended December 31
	2015	2014	2015	2014

Oil Sands Base

Bitumen production (mbbls/d)	292.4	254.1	307.3	274.4

Bitumen ore mined (thousands of tonnes per day)	433.7	384.6	461.3	408.5

Bitumen ore grade quality (bbls/tonne)	0.67	0.66	0.67	0.67

In Situ

Bitumen production – Firebag (mbbls/d)	198.8	182.2	186.9	172.0

Bitumen production – MacKay River (mbbls/d)	34.5	28.7	30.7	27.0

Total In Situ bitumen production	233.3	210.9	217.6	199.0

Steam-to-oil ratio – Firebag	2.7	2.6	2.6	2.8

Steam-to-oil ratio – MacKay River	3.0	2.9	2.9	2.9

Oil Sands Base bitumen production from mining and extraction activities increased to an average of 292,400 bbls/d in the fourth quarter of 2015 from 254,100 bbls/d in the prior year quarter. The increase was mainly a result of stronger reliability in the fourth quarter of 2015.

In Situ achieved record bitumen production in the fourth quarter of 2015, increasing to 233,300 bbls/d from 210,900 bbls/d in the prior year quarter. The increase was primarily driven by cost-effective debottlenecking activities at Firebag and strong infill well performance. Effective January 1, 2016, nameplate capacity for Firebag has been increased to 203,000 bbls/d from 180,000 bbls/d with sustained production levels in excess of 180,000 bbls/d in 2015. Production at MacKay River increased to 34,500 bbls/d in the fourth quarter of 2015 from 28,700 bbls/d in the prior year quarter. The increase was primarily due to additional production associated with the debottlenecking project.

Steam-to-oil ratios for the fourth quarter of 2015 increased compared to the prior year quarter to 2.7 from 2.6 for Firebag and 3.0 from 2.9 for MacKay River, due to additional steam requirements for the commissioning of new wells.

Price Realizations

Net of transportation costs, but before royalties	Three months ended December 31		Twelve months ended December 31
($/bbl)	2015	2014	2015	2014

Oil Sands operations

Sweet SCO and diesel	60.86	88.78	66.00	109.02

Sour SCO and bitumen	32.93	61.68	41.58	76.66

Crude sales basket (all products)	41.55	69.51	49.46	87.46

Crude sales basket, relative to WTI	(14.77)	(13.57)	(12.91)	(15.28)

Oil Sands ventures

Syncrude – sweet SCO	57.37	81.85	61.55	99.32

Syncrude, relative to WTI	1.06	(1.23)	(0.83)	(3.42)

Average price realizations from Oil Sands operations decreased to $41.55/bbl in the fourth quarter of 2015 from $69.51/bbl in the prior year quarter, primarily due to lower benchmark prices, partially offset by favourable foreign exchange rates.

Royalties

Royalties for the Oil Sands segment were lower in the fourth quarter of 2015 compared to the prior year quarter, primarily due to lower bitumen prices, partially offset by higher production.

14   SUNCOR ENERGY INC. 2015 FOURTH QUARTER

Expenses and Other Factors

Operating and transportation expenses for the fourth quarter of 2015 decreased from the prior year quarter, primarily due to the impact of cost reduction initiatives, lower unplanned maintenance activities and lower natural gas prices. See the Cash Operating Costs Reconciliation section below for further details regarding cash operating costs and non-production costs for Oil Sands operations. Transportation expense for the fourth quarter of 2015 was higher than the prior year quarter, primarily due to the costs related to increased sales volumes.

DD&A expense for the fourth quarter of 2015 was higher in comparison to the same period in 2014, mainly due to assets commissioned in 2015, including well pads and infill wells, and increased In Situ production.

Cash Operating Costs Reconciliation(1)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2015	2014	2015	2014

Operating, selling and general expense (OS&G)	1 317	1 451	5 220	5 940

Syncrude OS&G	(118)	(153)	(471)	(593)

Non-production costs(2)	(68)	(49)	(279)	(340)

Other(3)	1	(31)	(63)	(187)

Oil Sands cash operating costs	1 132	1 218	4 407	4 820

Oil Sands cash operating costs ($/bbl)	28.00	34.45	27.85	33.80

(1)
Cash operating costs and cash operating costs per barrel are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document.

(2)
Significant non-production costs include, but are not limited to, share-based compensation adjustments, research, and the expense recorded as part of a non-monetary arrangement involving a third-party processor.

(3)
Other includes the impacts of changes in inventory valuation and operating revenues associated with excess capacity, primarily associated with excess power from cogeneration units.

Cash operating costs per barrel for Oil Sands operations in the fourth quarter of 2015 decreased to $28.00, compared to $34.45 in the prior year quarter, primarily due to higher production volumes combined with the impact of cost reduction initiatives, lower unplanned maintenance activities and lower natural gas input costs. Total cash operating costs decreased to $1.132 billion, from $1.218 billion in the prior year quarter despite the increase in production.

In the fourth quarter of 2015, non-production costs, which are excluded from cash operating costs, were higher than the prior year quarter. The increase was primarily due to higher share-based compensation expense during the fourth quarter of 2015, partially offset by cost reduction initiatives, including reductions to discretionary spending, lower expenses related to a gas swap arrangement with a third-party processor, and a decrease in costs associated with future growth activities.

Other items, which are also excluded from cash operating costs, decreased in the fourth quarter of 2015 compared to the prior year quarter, primarily due to the impacts of changes in inventory and a decrease in operating revenues associated with excess power from cogeneration units as a result of the decrease in power prices.

Planned Maintenance

The company plans to complete a turnaround at Upgrader 2, commencing at the end of the first quarter of 2016. The impact of this maintenance has been reflected in the company's 2016 guidance.

Fort Hills Acquisition

During the fourth quarter of 2015, the company completed its purchase of an additional 10% working interest in the Fort Hills oil sands project from Total E&P for $360 million. Suncor's working interest in the project is now 50.8%.

SUNCOR ENERGY INC. 2015 FOURTH QUARTER    15

EXPLORATION AND PRODUCTION

Financial Highlights

	Three months ended December 31		Twelve months ended December 31
($ millions)	2015	2014	2015	2014

Gross revenues	505	1 078	2 612	4 715

Less: Royalties	(33)	(203)	(267)	(672)

Operating revenues, net of royalties	472	875	2 345	4 043

Net (loss) earnings	(1 263)	198	(758)	653

Adjusted for:

Impairments(1)	1 213	—	1 213	297

Impact of income tax rate adjustments on deferred taxes(2)	—	—	(373)	—

Insurance proceeds(3)	—	—	(75)	—

Gain on significant disposals	—	—	—	(61)

Reserves redetermination	—	—	—	(32)

Operating (loss) earnings(4)	(50)	198	7	857

E&P Canada	(9)	85	(14)	502

E&P International	(41)	113	21	355

Cash flow from operations(4)	257	401	1 386	1 909

(1)
After-tax impairment charges of $798 million on certain offshore E&P assets as a result of declining crude oil pricing and $415 million (Q2 2014 – $297 million) against the company's Libyan assets.

(2)
Adjustments to the company's deferred income taxes from a 12% decrease in the U.K. tax rate on oil and gas profits from the North Sea in the first quarter of 2015 and a 2% increase in the Alberta corporate income tax rate in the second quarter of 2015.

(3)
Business interruption insurance proceeds recorded in the first quarter of 2015 for the Terra Nova asset.

(4)
Non-GAAP financial measures. See also the Non-GAAP Financial Measures Advisory section of this document.

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this document.

E&P operating loss was $50 million in the fourth quarter of 2015, compared to operating earnings of $198 million in the prior year quarter.

Operating loss of $9 million in E&P Canada compared with operating earnings of $85 million in the prior year quarter, primarily due to lower price realizations and a decrease in production.

Operating loss of $41 million in E&P International compared with operating earnings of $113 million in the prior year quarter, primarily due to lower price realizations and lower Buzzard production, partially offset by additional production from Golden Eagle.

16   SUNCOR ENERGY INC. 2015 FOURTH QUARTER

Production Volumes

	Three months ended December 31		Twelve months ended December 31
	2015	2014	2015	2014

E&P Canada

Terra Nova (mbbls/d)	13.1	24.0	13.5	17.3

Hibernia (mbbls/d)	15.6	20.8	18.1	23.1

White Rose (mbbls/d)	14.8	13.3	12.2	14.6

North America Onshore (mboe/d)	3.1	2.4	3.2	3.6

	46.6	60.5	47.0	58.6

E&P International

Buzzard (mboe/d)	45.5	54.0	49.8	47.1

Golden Eagle (mboe/d)	17.7	2.2	14.8	0.6

United Kingdom (mboe/d)	63.2	56.2	64.6	47.7

Libya (mbbls/d)	2.5	21.6	2.8	6.7

	65.7	77.8	67.4	54.4

Total Production (mboe/d)	112.3	138.3	114.4	113.0

Production mix (liquids/gas) (%)	96/4	97/3	96/4	97/3

E&P Canada production averaged 46,600 boe/d in the fourth quarter of 2015, compared to 60,500 boe/d in the prior year quarter. The decrease was primarily due to expected natural declines at Terra Nova and Hibernia, in addition to a planned turnaround at Hibernia and unplanned maintenance at Terra Nova.

E&P International production averaged 65,700 boe/d in the fourth quarter of 2015, compared to 77,800 boe/d in the prior year quarter. The decrease was primarily due to Libyan production being substantially shut in, as well as decreased production at Buzzard as a result of constraints on the export pipeline system due to unplanned maintenance at one of the terminals, partially offset by increased production at Golden Eagle, which operated at peak production rates in the fourth quarter of 2015. Production in Libya temporarily resumed at the start of the quarter, but was once again shut in during November. Production in Libya remains impacted by political unrest, with the timing of a return to normal operations remaining uncertain.

Price Realizations

	Three months ended December 31		Twelve months ended December 31
Net of transportation costs, but before royalties	2015	2014	2015	2014

Exploration and Production

E&P Canada – Crude oil and natural gas liquids ($/bbl)	49.48	78.51	61.78	105.98

E&P Canada – Natural gas ($/mcfe)	1.03	3.42	1.78	4.49

E&P International ($/boe)	52.68	82.27	61.44	104.12

In the fourth quarter of 2015, price realizations for crude oil from E&P Canada and E&P International were lower than the prior year quarter, consistent with the decrease in benchmark prices for Brent crude oil, partially offset by favourable foreign exchange rates.

Royalties

Royalties were lower in the fourth quarter of 2015, compared with the prior year quarter, primarily due to lower production and lower price realizations.

Inventory

The inventory build during the fourth quarter of 2015 was slightly higher than the inventory build in the prior year quarter, due to timing of shuttle tankers in East Coast Canada.

SUNCOR ENERGY INC. 2015 FOURTH QUARTER    17

Expenses and Other Factors

DD&A and exploration expenses increased in the fourth quarter of 2015, compared to the prior year quarter, due to increased production associated with Golden Eagle.

Planned Maintenance

A planned four-week maintenance event at Terra Nova has been scheduled to commence in the second quarter of 2016. The impact of this maintenance has been reflected in the company's 2016 guidance.

REFINING AND MARKETING

Financial Highlights

	Three months ended December 31		Twelve months ended December 31
($ millions)	2015	2014	2015	2014

Operating revenues	4 442	6 056	19 826	26 627

Net earnings	498	173	2 266	1 692

Adjusted for:

Impact of income tax rate adjustments on deferred taxes(1)	—	—	36	—

Gain on significant disposal(2)	—	—	(68)	—

Operating earnings(3)	498	173	2 234	1 692

Refining and Supply	424	78	1 864	1 385

Marketing	74	95	370	307

Cash flow from operations(3)	596	240	2 872	2 178

(1)
Adjustment to the company's deferred income taxes resulting from a 2% increase in the Alberta corporate income tax rate in Q2 2015.

(2)
After-tax gain related to the sale of the company's share of certain assets and liabilities of Pioneer Energy in the Refining and Marketing segment in the second quarter of 2015.

(3)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document.

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this document.

Refining and Supply operating earnings were $424 million in the fourth quarter of 2015, compared to $78 million in the prior year quarter. The increase in the fourth quarter of 2015 was primarily due to higher gasoline benchmark cracking margins, higher location differentials supported by the positive impact of the weaker Canadian dollar, partially offset by

18   SUNCOR ENERGY INC. 2015 FOURTH QUARTER

lower distillate cracking margins, lower throughput, and the impact of narrower inland crude differentials. In addition, the fourth quarter of 2015 included lower operating expenses driven by lower maintenance costs, lower environmental expenses, and the impact of cost reduction initiatives, partially offset by higher share-based compensation expense.

Marketing activities contributed $74 million to operating earnings in the fourth quarter of 2015, compared to $95 million in the prior year quarter, primarily due to lower wholesale volumes impacted by softer demand.

Volumes

	Three months ended December 31		Twelve months ended December 31
	2015	2014	2015	2014

Crude oil processed (mbbls/d)

Eastern North America	208.0	201.0	208.1	199.2

Western North America	222.2	239.8	224.0	228.3

Total	430.2	440.8	432.1	427.5

Refinery utilization(1) (%)

Eastern North America	94	91	94	90

Western North America	93	100	93	95

Total	93	95	94	93

Refined product sales (mbbls/d)

Gasoline	243.8	247.4	246.2	243.4

Distillate	187.0	211.6	198.0	199.7

Other	70.4	89.2	79.1	88.6

Total	501.2	548.2	523.3	531.7

(1)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

Refinery crude throughput decreased in the fourth quarter of 2015, resulting in an average refinery utilization of 93%, compared to 95% in the prior year quarter. In Eastern North America, the average volume of crude oil processed increased to 208,000 bbls/d in the fourth quarter of 2015 from 201,000 bbls/d in the prior year quarter. The increase was primarily due to an eight-week planned maintenance event at the Sarnia refinery in the prior year quarter, partially offset by a four-week planned maintenance event at the Montreal refinery that was completed at the beginning of the fourth quarter of 2015. The average volumes of crude oil processed in Western North America decreased to 222,200 bbls/d in the fourth quarter of 2015 from 239,800 bbls/d in the prior year quarter, primarily due to planned and unplanned maintenance work at the Edmonton refinery.

Total sales of 501,200 bbls/d in the fourth quarter of 2015 were lower than 548,200 bbls/d in the prior year quarter reflecting softer distillate demand.

Prices and Margins

Refined product margins in Refining and Supply were higher in the fourth quarter of 2015 than in the prior year quarter, and were impacted by the following factors:

•
In the fourth quarter of 2015, the impact of the FIFO inventory valuation used by Suncor, as compared to an estimated LIFO(1) valuation, had a negative impact to operating earnings of approximately $77 million after-tax. This compares to a negative impact to operating earnings of approximately $372 million after-tax in the prior year quarter, for a total quarter over quarter positive impact to operating earnings of $295 million.

•
Refining margins were also higher due to strong location differentials and the positive impact of the weaker Canadian dollar, partially offset by the impacts of narrower inland crude differentials relative to WTI.

•
Benchmark crack spreads were lower in the fourth quarter of 2015 relative to the prior year quarter due to lower distillate cracking margins, offset by higher gasoline cracking margins.

•
Marketing margins in the fourth quarter of 2015 were lower than margins in the prior year quarter, primarily due to softer demand in Western North America, partially offset by higher lubricant margins.

SUNCOR ENERGY INC. 2015 FOURTH QUARTER    19

Expenses and Other Factors

Operating expenses were lower in the fourth quarter of 2015 compared to the prior year quarter, primarily due to lower environmental remediation expense, lower maintenance costs, and the impact of cost reduction initiatives, partially offset by higher share-based compensation expense. DD&A expense increased due to a larger asset base, while transportation expense was relatively unchanged between quarters.

CORPORATE, ENERGY TRADING AND ELIMINATIONS

Financial Highlights

	Three months ended December 31		Twelve months ended December 31
($ millions)	2015	2014	2015	2014

Net loss	(626)	(467)	(2 647)	(1 422)

Adjusted for:

Unrealized foreign exchange loss on U.S. dollar denominated debt	382	302	1 930	722

Restructuring charges(1)	—	—	57	—

Impact of income tax rate adjustments on deferred taxes(2)	—	—	(5)	—

Operating loss(3)	(244)	(165)	(665)	(700)

Renewable Energy	13	15	56	78

Energy Trading	(13)	(13)	36	66

Corporate	(249)	(222)	(799)	(850)

Eliminations	5	55	42	6

Cash flow from (used in) operations(3)	(26)	(24)	(287)	(429)

(1)
Restructuring charges related to cost reduction initiatives in the Corporate segment.

(2)
Adjustment to the company's deferred income taxes resulting from a 2% increase in the Alberta corporate income tax rate in Q2 2015.

(3)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document.

Renewable Energy

	Three months ended December 31		Twelve months ended December 31
	2015	2014	2015	2014

Power generation marketed (gigawatt hours)	124	122	407	411

Ethanol production (millions of litres)	111	109	418	412

Renewable Energy had operating earnings of $13 million in the fourth quarter of 2015, which were comparable to the prior year quarter. The fourth quarter of 2015 included the impact of the Cedar Point and Adelaide wind projects, which began production in the year, offset by the disposal of Suncor's Kent Breeze wind project and its interest in the Wintering Hills wind project.

Energy Trading

Energy Trading had an operating loss of $13 million in the quarter, which was comparable to the prior year quarter.

Corporate

Corporate operating loss increased to $249 million for the fourth quarter of 2015, compared with $222 million for the prior year quarter, primarily due to increased share-based compensation expense, partially offset by lower overall spending as a result of cost reduction initiatives. The company capitalized $129 million of its borrowing costs in the fourth quarter of 2015 as part of the cost of major development assets and construction projects in progress, compared to $107 million in the prior year quarter. The increase was driven by the ramp up of construction at Fort Hills and the acquisition of an additional 10% working interest in the project.

(1)
LIFO is a Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this document.

20   SUNCOR ENERGY INC. 2015 FOURTH QUARTER

Eliminations

Eliminations reflect the elimination of profit on crude oil sales from Oil Sands and East Coast Canada to Refining and Supply. Consolidated profits are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the fourth quarter of 2015, the company realized $5 million of previously eliminated after-tax intersegment profit, compared to $55 million of profit that was realized in the prior year quarter.

5. CAPITAL INVESTMENT UPDATE

Capital and Exploration Expenditures by Segment

	Three months ended December 31		Twelve months ended December 31
($ millions)	2015	2014	2015	2014

Oil Sands	1 267	954	4 181	3 826

Exploration and Production	375	449	1 459	1 819

Refining and Marketing	356	379	821	1 021

Corporate, Energy Trading and Eliminations	32	118	206	295

Total capital and exploration expenditures	2 030	1 900	6 667	6 961

Less: capitalized interest on debt	(129)	(107)	(447)	(431)

	1 901	1 793	6 220	6 530

Capital and Exploration Expenditures by Type(1)(2)(3)

	Three months ended December 31, 2015			Twelve months ended December 31, 2015
($ millions)	Sustaining	Growth	Total	Sustaining	Growth	Total

Oil Sands	585	596	1 181	1 757	2 124	3 881

Oil Sands Base	461	98	559	1 056	261	1 317

In Situ	107	3	110	603	19	622

Oil Sands ventures	17	495	512	98	1 844	1 942

Exploration and Production	6	332	338	20	1 305	1 325

Refining and Marketing	338	15	353	766	44	810

Corporate, Energy Trading and Eliminations	23	6	29	59	145	204

	952	949	1 901	2 602	3 618	6 220

(1)
Capital expenditures in this table exclude capitalized interest on debt.

(2)
Growth capital expenditures include capital investments that result in i) an increase in production levels at existing Oil Sands operations; ii) new facilities or operations that increase overall production; iii) new infrastructure that is required to support higher production levels; iv) new reserves or a positive change in the company's reserves profile in E&P operations; or v) margin improvement, by increasing revenues or reducing costs.

(3)
Sustaining capital expenditures include capital investments that i) ensure compliance or maintain relations with regulators and other stakeholders; ii) improve efficiency and reliability of operations or maintain productive capacity by replacing component assets at the end of their useful lives; iii) deliver existing proved developed reserves for E&P operations; or iv) maintain current production capacities at existing Oil Sands operations and Refining and Marketing operations.

SUNCOR ENERGY INC. 2015 FOURTH QUARTER    21

In the fourth quarter of 2015, total capital and exploration expenditures were $1.901 billion (excluding capitalized interest). Capital and exploration expenditures in the fourth quarter of 2015 increased compared to the prior year quarter primarily due to higher spend associated with the acquisition of an additional 10% working interest in the Fort Hills project. Activity in the fourth quarter of 2015 included the following:

Oil Sands

Oil Sands Base

Oil Sands Base capital and exploration expenditures were $559 million in the fourth quarter of 2015, of which $461 million and $98 million were directed towards sustaining and growth activities, respectively. Sustaining capital included expenditures related to the planned major maintenance program, including a vacuum unit and one Upgrader 2 coker set that was completed in the fourth quarter of 2015, and purchases of mine haul trucks, in addition to a number of reliability and sustainment projects across the operations. Growth capital was focused on logistical and storage assets which will support market access for Fort Hills' bitumen.

In Situ

In Situ capital and exploration expenditures were $110 million, of which $107 million was directed towards sustaining activities. Sustaining capital included ongoing well pad construction that is expected to maintain existing production levels at Firebag and MacKay River.

Oil Sands Ventures

Oil Sands ventures capital and exploration expenditures were $512 million. Growth capital expenditures of $495 million were incurred primarily for construction activities at the Fort Hills project, with construction more than 50% complete by the end of the fourth quarter. Spending during the quarter continued to be focused on engineering, procurement, module fabrication and site construction. Suncor completed the purchase of an additional 10% working interest in the Fort Hills project from Total E&P for $360 million, which increased the company's working interest in the project to 50.8%. Following closing, Suncor spent an additional $62 million of capital expenditures in 2015 as a result of the increased working interest.

Sustaining capital of $17 million consisted of Suncor's share of capital expenditures for the sustaining Syncrude operations.

Exploration and Production

Growth capital of $332 million was primarily focused on the construction of the Hebron project which continued in the fourth quarter of 2015, with first oil expected in late 2017. Effective January 1, 2016, working interests in the Hebron project have been reset. As a result, Suncor's working interest in the project decreased from 22.7% to 21.0%, with Suncor to be reimbursed for costs incurred to December 31, 2015. In addition, development drilling at Golden Eagle and exploration drilling at the deepwater Shelburne Basin offshore Nova Scotia occurred in the fourth quarter, and will continue during 2016.

Refining and Marketing

Refining and Marketing capital expenditures of $353 million related primarily to maintenance activities at the Edmonton and Montreal refineries to sustain operations, and a pipeline replacement project leading to the Denver refinery.

Corporate, Energy Trading and Eliminations

Corporate capital expenditures were $29 million, and consisted of information technology expenditures and the company's wind projects in Renewable Energy.

22   SUNCOR ENERGY INC. 2015 FOURTH QUARTER

6. FINANCIAL CONDITION AND LIQUIDITY

Indicators

	Twelve months ended December 31
	2015	2014

Return on Capital Employed(1) (%)

Excluding major projects in progress	0.6	8.6

Including major projects in progress	0.5	7.5

Net debt to cash flow from operations(2) (times)	1.7	0.9

Interest coverage on long-term debt (times)

Earnings basis(3)	(1.8)	6.6

Cash flow from operations basis(2)(4)	9.3	15.5

(1)
Non-GAAP financial measure. ROCE is reconciled in the Non-GAAP Financial Measures Advisory section of this document.

(2)
Cash flow from operations and metrics that use cash flow from operations are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document.

(3)
Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

(4)
Cash flow from operations plus current income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

Capital Resources

Suncor's capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, and available lines of credit. Management believes the company will have the capital resources to fund its planned 2016 capital spending program of $6.0 to $6.5 billion, the sustaining capital costs and dividend requirements associated with the potential acquisition of COS, detailed below, and the incremental 10% share of the Fort Hills project acquired in 2015, and meet current and future working capital requirements through existing cash balances and short-term investments, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and/or by the issuance of long-term notes or debentures. The company's cash flow provided by operating activities depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing margins, operating expenses, taxes, royalties and foreign exchange rates. If additional capital is required, Suncor's management believes adequate additional financing will be available in debt capital markets at commercial terms and rates.

The company has invested excess cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company's short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor's cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments will be with counterparties with investment grade debt ratings.

On October 5, 2015, Suncor made an offer to acquire all of the outstanding common shares of COS for 0.25 of a common share of Suncor for each common share of COS. COS has a 36.74% interest in Syncrude and an estimated 485 million shares outstanding at December 31, 2015. Subsequent to quarter end, Suncor and COS reached an agreement to support Suncor's offer to purchase all of the shares of COS for 0.28 of a Suncor share for each COS share. The offer has the support of the Boards of Directors of both companies, and expires on February 5, 2016. The transaction value of approximately $6.6 billion at the time of the agreement includes COS' estimated debt of $2.4 billion. If more than 51% of COS' common shares are tendered, Suncor plans to take up the tendered shares and pursue a subsequent acquisition transaction to acquire any shares not tendered.

Available Sources of Liquidity

Cash and cash equivalents decreased to $4.049 billion during the twelve months of 2015 from $5.495 billion at December 31, 2014, primarily due to the impact of low crude oil prices. Cash flow from operating activities more than covered sustaining capital, including associated capitalized interest, and dividends. Cash and cash equivalents decreased to $4.049 billion during the fourth quarter of 2015 from $5.409 billion at September 30, 2015, primarily due to capital and exploration expenditures, including capitalized interest, and dividends exceeding cash flow provided by operating activities.

As at December 31, 2015, the weighted average term to maturity of the short-term investment portfolio was approximately 10.5 days.

SUNCOR ENERGY INC. 2015 FOURTH QUARTER    23

Financing Activities

Management of debt levels continues to be a priority for Suncor given the company's long-term growth plans and pricing environment. Suncor believes a phased and flexible approach to existing and future growth projects should assist the company in maintaining its ability to manage project costs and debt levels.

Available lines of credit at December 31, 2015 increased to $7.034 billion, compared to $4.136 billion at December 31, 2014, primarily due to a new US$2.0 billion credit facility added in the first quarter of 2015 that matures in the second quarter of 2019.

Total Debt to Total Debt Plus Shareholders' Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an "event of default" as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders' equity. At December 31, 2015, total debt to total debt plus shareholders' equity was 28% (December 31, 2014 – 24%). The company is also currently in compliance with all operating covenants.

($ millions, except as noted)	December 31 2015	December 31 2014

Short-term debt	747	806

Current portion of long-term debt	70	34

Long-term debt	14 486	12 489

Total debt	15 303	13 329

Less: Cash and cash equivalents	4 049	5 495

Net debt	11 254	7 834

Shareholders' equity	39 039	41 603

Total debt plus shareholders' equity	54 342	54 932

Total debt to total debt plus shareholders' equity (%)	28	24

Change in Net Debt

	Three and twelve months ended December 31, 2015
($ millions)	Q4	YTD

Net debt – start of period	9 551	7 834

Increase in net debt	1 703	3 420

Net debt – December 31, 2015	11 254	11 254

Decrease (increase) in net debt

Cash flow from operations	1 294	6 806

Capital and exploration expenditures and other investments	(2 037)	(6 685)

Proceeds from disposal of assets	6	277

Dividends less proceeds from exercise of share options	(400)	(1 553)

Change in non-cash working capital	116	57

Foreign exchange on cash, debt and other balances	(682)	(2 322)

	(1 703)	(3 420)

24   SUNCOR ENERGY INC. 2015 FOURTH QUARTER

Common Shares

Outstanding Shares

(thousands)	December 31, 2015

Common shares	1 446 013

Common share options – exercisable	17 527

Common share options – non-exercisable	11 563

As at January 28, 2016, the total number of common shares outstanding was 1,446,056,251 and the total number of exercisable and non-exercisable common share options outstanding was 28,973,451. Once exercisable, each outstanding common share option is convertible into one common share.

Share Repurchases

The company may repurchase shares pursuant to a normal course issuer bid (NCIB) through the facilities of the Toronto Stock Exchange, New York Stock Exchange and/or alternative trading platforms. Under its current NCIB, the company may purchase for cancellation up to approximately $500 million worth of its common shares beginning August 5, 2015 and ending August 4, 2016.

	Three months ended December 31		Twelve months ended December 31
($ millions, except as noted)	2015	2014	2015	2014

Share repurchase activities (thousands of common shares)	70	13 116	1 230	42 027

Share repurchase cost	3	493	43	1 671

Weighted average repurchase price per share (dollars per share)	35.50	37.63	34.93	39.67

During the fourth quarter of 2015, the company had repurchased an additional 69,907 common shares at an average price of $35.50 per share, for $3 million. In accordance with applicable securities laws, repurchases under the program were suspended on October 5, 2015, as a result of the offer to the shareholders of COS.

Pursuant to the NCIB, Suncor has agreed that it will not purchase more than 43,375,481 common shares, which is equal to approximately 3% of Suncor's issued and outstanding common shares. Suncor security holders may obtain a copy of the notice, without charge, by contacting the company.

Contractual Obligations, Commitments, Guarantees, and Off-Balance Sheet Arrangements

In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of its Management's Discussion and Analysis for the year ended December 31, 2014, dated February 26, 2015 (the 2014 annual MD&A). The company does not believe that it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial performance or financial condition, results of operations, liquidity or capital expenditures. During the twelve months ended December 31, 2015, the company increased its commitments by approximately $4.9 billion. Approximately $4.6 billion of this relates to the Norlite Diluent Pipeline and Wood Buffalo Pipeline Extension commitments that received recent regulatory approval in support of Fort Hills ($4.1 billion is expected to be due from 2020 onward). These commitments will support the company's market access strategy, and activities to expand its storage and logistics network. The contract terms of these commitments range between three and 25 years, with payments commencing as early as the first quarter of 2016.

SUNCOR ENERGY INC. 2015 FOURTH QUARTER    25

7. QUARTERLY FINANCIAL DATA

Trends in Suncor's quarterly earnings and cash flow from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events. Trends in Suncor's quarterly earnings and cash flow from operations are also affected by changes in commodity prices, refining crack spreads and foreign exchange rates.

Financial Summary

Three months ended ($ millions, unless otherwise noted)	Dec 31 2015	Sept 30 2015	June 30 2015	Mar 31 2015	Dec 31 2014	Sept 30 2014	June 30 2014	Mar 31 2014

Total production (mboe/d)

Oil Sands	470.6	458.4	448.7	475.6	419.3	441.1	403.1	424.4

Exploration and Production	112.3	107.7	111.2	126.8	138.3	78.2	115.3	120.9

	582.9	566.1	559.9	602.4	557.6	519.3	518.4	545.3

Revenues and other income

Operating revenues, net of royalties	6 499	7 485	8 095	7 129	8 899	10 175	10 446	10 342

Other income	94	72	49	257	192	98	203	135

	6 593	7 557	8 144	7 386	9 091	10 273	10 649	10 477

Net (loss) earnings	(2 007)	(376)	729	(341)	84	919	211	1 485

per common share – basic (dollars)	(1.38)	(0.26)	0.50	(0.24)	0.06	0.63	0.14	1.01

per common share – diluted (dollars)	(1.38)	(0.26)	0.50	(0.24)	0.06	0.62	0.14	1.01

Operating (loss) earnings(1)	(26)	410	906	175	386	1 306	1 135	1 793

per common share – basic(1) (dollars)	(0.02)	0.28	0.63	0.12	0.27	0.89	0.77	1.22

Cash flow from operations(1)	1 294	1 882	2 155	1 475	1 492	2 280	2 406	2 880

per common share – basic(1) (dollars)	0.90	1.30	1.49	1.02	1.03	1.56	1.64	1.96

ROCE(1) (%) for the twelve months ended	0.6	5.1	7.2	5.8	8.6	9.4	10.1	12.6

Common share information (dollars)

Dividend per common share	0.29	0.29	0.28	0.28	0.28	0.28	0.23	0.23

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	35.72	35.69	34.40	37.01	36.90	40.53	45.50	38.61

New York Stock Exchange (US$)	25.80	26.72	27.52	29.25	31.78	36.15	42.63	34.96

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document. ROCE excludes capitalized costs related to major projects in progress.

26   SUNCOR ENERGY INC. 2015 FOURTH QUARTER

Business Environment

Three months ended (average for the period ended, except as noted)		Dec 31 2015	Sept 30 2015	June 30 2015	Mar 31 2015	Dec 31 2014	Sept 30 2014	June 30 2014	Mar 31 2014

WTI crude oil at Cushing	US$/bbl	42.15	46.45	57.95	48.65	73.15	97.20	103.00	98.70

ICE Brent crude oil at Sullom Voe	US$/bbl	44.70	51.20	63.50	55.15	77.00	103.40	109.75	107.80

Dated Brent/Maya FOB price differential	US$/bbl	10.35	8.50	8.15	11.05	10.05	12.50	13.85	18.45

MSW at Edmonton	Cdn$/bbl	53.55	52.35	68.05	52.25	75.95	97.45	105.90	100.10

WCS at Hardisty	US$/bbl	27.70	33.25	46.35	33.90	58.90	77.00	82.95	75.55

Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	14.50	13.20	11.60	14.75	14.25	20.20	20.05	23.15

Condensate at Edmonton	US$/bbl	41.65	44.20	57.95	45.60	70.55	93.45	105.15	102.65

Natural gas (Alberta spot) at AECO	Cdn$/mcf	2.45	2.90	2.55	2.75	3.60	4.00	4.65	5.70

Alberta Power Pool Price	Cdn$/MWh	21.20	26.05	57.25	29.15	30.55	63.90	42.30	61.75

New York Harbor 3-2-1 crack(1)	US$/bbl	13.60	22.25	23.85	19.20	16.15	20.50	21.55	20.40

Chicago 3-2-1 crack(1)	US$/bbl	13.90	23.95	20.30	16.00	14.40	17.50	19.40	18.35

Portland 3-2-1 crack(1)	US$/bbl	17.90	28.75	32.55	21.50	12.45	24.60	26.10	17.40

Gulf Coast 3-2-1 crack(1)	US$/bbl	11.05	21.55	22.90	18.00	10.15	19.10	19.55	17.15

Exchange rate	US$/Cdn$	0.75	0.76	0.81	0.81	0.88	0.92	0.92	0.91

Exchange rate (end of period)	US$/Cdn$	0.72	0.75	0.80	0.79	0.86	0.89	0.94	0.90

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

8. OTHER ITEMS

Accounting Policies

Suncor's significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Critical Accounting Estimates section of Suncor's 2014 annual MD&A.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates which, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company's financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor's critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2014 and in the Accounting Policies and Critical Accounting Estimates section of Suncor's 2014 annual MD&A.

Financial Instruments

Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company's position with respect to interest payments. The company also uses physical and financial energy derivatives to earn trading profits. For more information on Suncor's financial instruments and the related financial risk factors, see note 27 of the audited Consolidated Financial Statements for the year ended December 31, 2014, note 11 to the unaudited interim Consolidated

SUNCOR ENERGY INC. 2015 FOURTH QUARTER    27

Financial Statements for the three and twelve months ended December 31, 2015, and the Financial Condition and Liquidity section of Suncor's 2014 annual MD&A.

Income Taxes

In the second quarter of 2015, the Government of Alberta enacted an increase in the corporate income tax rate from 10% to 12% effective July 1, 2015. As a result, the company revalued its deferred income tax balances, resulting in a deferred income tax expense of $423 million.

In the first quarter of 2015, the U.K. government enacted a decrease in the supplementary charge rate on oil and gas profits in the North Sea that reduced the statutory tax rate on Suncor's earnings in the U.K. from 62% to 50%. The company revalued its deferred income tax balances, resulting in a decrease to deferred income taxes of $406 million.

Pursuant to the previously disclosed 2013 proposal letter from the Canada Revenue Agency (CRA), the company received a Notice of Reassessment (NOR) from the CRA during the second quarter of 2014, regarding the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts. The total amount of the NOR, including tax, penalty and interest, was approximately $920 million. The company strongly disagrees with the CRA's position and continues to firmly believe it will be able to successfully defend its original filing position and will take the appropriate actions to resolve this matter. In addition to the above, the company has:

•
Received NORs related to the derivative contracts from the Provinces of Alberta, Ontario and Quebec for approximately $124 million, $100 million and $42 million, respectively;

•
Provided security to the CRA and the Provinces of Quebec and Ontario for approximately $642 million;

•
Filed Notices of Objection with the CRA and the Provinces of Alberta, Ontario and Quebec; and

•
Filed a Notice of Appeal with the Tax Court of Canada in November 2014 and is now pursuing its Appeal to that Court.

If the company is unsuccessful in defending its tax filing position, it could be subject to an earnings and cash impact of up to $1.2 billion.

9. NON-GAAP FINANCIAL MEASURES ADVISORY

Certain financial measures in this document – namely operating (loss) earnings, ROCE, cash flow from operations, free cash flow, Oil Sands cash operating costs, and LIFO – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Operating Earnings

Operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses operating earnings to evaluate operating performance because management believes it provides better comparability between periods. Operating earnings are reconciled to net earnings in the Consolidated Financial Information and Segment Results and Analysis sections of this document.

Bridge Analyses of Operating Earnings

Throughout this document, the company presents charts that illustrate the change in operating earnings from the comparative period through key variance factors. These factors are analyzed in the Operating Earnings narratives following the bridge analyses in particular sections of this document. These bridge analyses are presented because management uses this presentation to evaluate performance.

•
The factor for Volumes and Mix is calculated based on production volumes and mix for the Oil Sands and E&P segments and throughput volumes and mix for the Refining and Marketing segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, refining and marketing margins, other operating revenues, and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company's Oil Sands operations and subsequently sold as part of diluted bitumen.

28   SUNCOR ENERGY INC. 2015 FOURTH QUARTER

•
The factor for Royalties includes royalties in Libya that represent the difference between gross revenue, which is based on the company's working-interest share of production, and the net revenue attributable to Suncor under the terms of the respective contracts.

•
The factor for Inventory reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory factor in a bridge analysis permits the company to present the factor for Volumes and Mix based on production volumes, rather than based on sales volumes.

•
The factor for Operating and Transportation Expense includes project start-up costs, OS&G expense (adjusted for impacts of changes in inventory), and transportation expense.

•
The factor for Financing Expense and Other Income includes financing expenses, other income, operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings adjustments, changes in statutory income tax rates that are not operating earnings adjustments, and other income tax adjustments.

Return on Capital Employed (ROCE)

ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor's capital allocation process. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

The company presents two ROCE calculations – one including and one excluding the impacts on capital employed of major projects in progress. Major projects in progress includes accumulated capital expenditures and capitalized interest for significant projects still under construction or in the process of being commissioned, and acquired assets that are still being evaluated. Management uses ROCE excluding the impacts of major projects in progress on capital employed to assess performance of operating assets.

For the twelve months ended December 31 ($ millions, except as noted)		2015	2014

Adjustments to net earnings

Net earnings		(1 995)	2 699

Add after-tax amounts for:

Unrealized foreign exchange loss on U.S. dollar denominated debt		1 930	722

Net interest expense		312	229

	A	247	3 650

Capital employed – beginning of twelve-month period

Net debt		7 834	6 256

Shareholders' equity		41 603	41 180

		49 437	47 436

Capital employed – end of twelve-month period

Net debt		11 254	7 834

Shareholders' equity		39 039	41 603

		50 293	49 437

Average capital employed	B	50 565	48 797

ROCE – including major projects in progress (%)	A/B	0.5	7.5

Average capitalized costs related to major projects in progress	C	7 195	6 203

ROCE – excluding major projects in progress (%)	A/(B-C)	0.6	8.6

Cash Flow from Operations

Cash flow from operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance

SUNCOR ENERGY INC. 2015 FOURTH QUARTER    29

and liquidity. Changes to non-cash working capital can include, among other factors, the timing of offshore feedstock purchases and payments for fuel and income taxes, and the timing of cash flows related to accounts receivable and accounts payable, which reduces comparability between periods.

Cash flow from operations in this document for the twelve-month ended periods are the sum of the cash flow from operations for the particular quarter ended December 31 and each of the three preceding quarters. Cash flow from operations for each quarter are separately defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of each respective Management's Discussion and Analysis for the applicable quarter, and this document for the fourth quarter of 2015.

Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Net (loss) earnings	(616)	180	(1 263)	198	498	173	(626)	(467)	(2 007)	84

Adjustments for:

Depreciation, depletion, amortization and impairment	1 260	709	2 063	297	174	162	32	32	3 529	1 200

Deferred income taxes	(174)	84	(579)	(83)	(36)	(10)	54	60	(735)	51

Accretion of liabilities	38	34	13	11	2	2	(2)	—	51	47

Unrealized foreign exchange loss on U.S. dollar denominated debt	—	—	—	—	—	—	386	352	386	352

Change in fair value of derivative contracts	(14)	(32)	—	(2)	(32)	(68)	56	(54)	10	(156)

(Gain) loss on disposal of assets	—	—	—	—	(4)	(10)	(1)	—	(5)	(10)

Share-based compensation	21	(5)	3	(1)	11	(2)	35	(4)	70	(12)

Exploration expenses	—	—	41	8	—	—	—	—	41	8

Settlement of decommissioning and restoration liabilities	(37)	(70)	(3)	(3)	(7)	(10)	—	—	(47)	(83)

Other	(11)	(25)	(18)	(24)	(10)	3	40	57	1	11

Cash flow from (used in) operations	467	875	257	401	596	240	(26)	(24)	1 294	1 492

(Increase) decrease in non-cash working capital	(2)	1 542	45	137	436	317	(330)	(1 473)	149	523

Cash flow provided by operating activities	465	2 417	302	538	1 032	557	(356)	(1 497)	1 443	2 015

30   SUNCOR ENERGY INC. 2015 FOURTH QUARTER

Twelve months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Net (loss) earnings	(856)	1 776	(758)	653	2 266	1 692	(2 647)	(1 422)	(1 995)	2 699

Adjustments for:

Depreciation, depletion, amortization and impairment	3 583	4 035	3 106	1 349	676	635	135	121	7 500	6 140

Deferred income taxes	172	(139)	(1 235)	(115)	(21)	(43)	160	73	(924)	(224)

Accretion of liabilities	144	140	50	44	7	7	(4)	7	197	198

Unrealized foreign exchange loss on U.S. dollar denominated debt	—	—	—	—	—	—	1 967	839	1 967	839

Change in fair value of derivative contracts	20	(34)	—	—	60	(82)	50	(154)	130	(270)

Loss (gain) on disposal of assets	8	3	(5)	(82)	(109)	(11)	(4)	—	(110)	(90)

Share-based compensation	13	22	9	8	2	4	(6)	72	18	106

Exploration expenses	—	—	255	104	—	—	—	—	255	104

Settlement of decommissioning and restoration liabilities	(277)	(324)	(5)	(20)	(20)	(20)	—	—	(302)	(364)

Other	28	(79)	(31)	(32)	11	(4)	62	35	70	(80)

Cash flow from (used in) operations	2 835	5 400	1 386	1 909	2 872	2 178	(287)	(429)	6 806	9 058

(Increase) decrease in non-cash working capital	(27)	1 252	322	201	521	(278)	(738)	(1 297)	78	(122)

Cash flow provided by (used in) operating activities	2 808	6 652	1 708	2 110	3 393	1 900	(1 025)	(1 726)	6 884	8 936

Free Cash Flow

Free cash flow is a non-GAAP financial measure that is calculated by deducting capital and exploration expenditures for the twelve-month period from cash flow from operations for the same period. Free cash flow reflects cash available for distribution to shareholders and to fund financing activities. Management uses free cash flow to measure financial performance and liquidity.

	Twelve months ended December 31
($ millions)	2015	2014

Cash flow from operations	6 806	9 058

Less: Capital and exploration expenditures	6 667	6 961

Free Cash Flow	139	2 097

Cash Operating Costs

Oil Sands cash operating costs and cash operating costs per barrel are non-GAAP financial measures, which are calculated by adjusting Oil Sands segment OS&G expense (a GAAP measure based on sales volumes) for i) costs pertaining to Syncrude operations; ii) non-production costs that management believes do not relate to the production performance of Oil Sands operations, including, but not limited to, share-based compensation adjustments, research, and the expense recorded as part of a non-monetary arrangement involving a third-party processor; iii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; iv) project start-up costs; and v) the impacts of changes in inventory levels, such that the company is able to present cost information based on production volumes. Oil Sands cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this document. Management uses cash operating costs to measure Oil Sands operating performance on a production barrel basis.

SUNCOR ENERGY INC. 2015 FOURTH QUARTER    31

Impact of First-in, First-out (FIFO) Inventory Valuation on Refining and Marketing Net Earnings

GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time when the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months, and is influenced by the time to receive crude after purchase (which can be several weeks for foreign offshore crude purchases), regional crude inventory levels, the completion of refining processes, transportation time to distribution channels, and regional refined product inventory levels.

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).

The company's estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

10. COMMON ABBREVIATIONS

The following is a list of abbreviations that may be used in this document:

Measurement

bbl	barrel
bbls/d	barrels per day
mbbls/d	thousands of barrels per day

boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day

GJ	gigajoule

mcf	thousands of cubic feet of natural gas
mcfe	thousands of cubic feet of natural gas equivalent
mmcf	millions of cubic feet of natural gas
mmcf/d	millions of cubic feet of natural gas per day
mmcfe	millions of cubic feet of natural gas equivalent
mmcfe/d	millions of cubic feet of natural gas equivalent per day

MW	megawatts
MWh	megawatts per hour
Places and Currencies

U.S.	United States
U.K.	United Kingdom

$ or Cdn$	Canadian dollars
US$	United States dollars
Financial and Business Environment

Q2	Three months ended June 30
Q4	Three months ended December 31
DD&A	Depreciation, depletion and amortization
WTI	West Texas Intermediate
WCS	Western Canadian Select
SCO	Synthetic crude oil
MSW	Mixed Sweet Blend
NYMEX	New York Mercantile Exchange
YTD	Year to date
ICE	Intercontinental Exchange

32   SUNCOR ENERGY INC. 2015 FOURTH QUARTER

11. FORWARD-LOOKING INFORMATION

The document contains certain forward-looking information and forward – looking statements (collectively referred to herein as "forward-looking statements") within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements and other information are based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost-savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and other information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may", "future" and similar expressions. Forward-looking statements in the document include references to:

•
Suncor's belief it is well positioned to weather the current low crude oil price environment;

•
Suncor's commitment to add shareholder value and invest in long-term profitable growth in its core asset areas, while maintaining strong financial position;

•
Suncor's belief that working with the operator it can drive real improvements in Syncrude's performance with a larger ownership interest, creating value for its shareholders;

•
The reversal of Enbridge's Line 9 is expected to provide Suncor with the flexibility to supply the Montreal refinery with a full slate of inland-priced crude;

•
The expectation that the climate plan will provide certainty on the GHG costs for Suncor while limiting oil sands emissions will force companies to ensure only the most profitable and efficient projects are developed;

•
Suncor's growth projects, including: (i) statements around the Fort Hills project, which is expected to deliver approximately 91,000 bbls/d of bitumen to Suncor following the closing of the acquisition of an additional 10% working interest in Fort Hills, with first oil expected in the fourth quarter of 2017 and 90% of capacity planned to be reached within twelve months thereafter, and (ii) statements around Hebron first oil expected in late 2017;

•
Exploration drilling at the deepwater Shelburne Basin offshore Nova Scotia will continue during 2016;

•
The company's estimated International tax rates and market assumptions for oil prices;

•
Suncor's belief that existing production levels at Firebag and MacKay River will be maintained due to ongoing well pad construction;

•
The belief that Suncor will have the capital resources to fund its planned 2016 capital spending program of $6.0 to $6.5 billion, the sustaining capital costs and dividend requirements associated with the potential acquisition of COS and the incremental 10% share of the Fort Hills project acquired in 2015, and meet current and future working capital requirements through existing cash balances and short-term investments, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and/or by the issuance of long-term notes or debentures and, if additional capital is required, the belief that adequate additional financing will be available in debt capital markets at commercial terms and rates;

•
Suncor's capital spending reduction is not anticipated to impact the company's near term production targets;

•
Suncor's intentions to pursue a subsequent acquisition transaction to acquire any COS shares not tendered if more than 51% of COS' common shares are tendered to Suncor's offer;

•
Planned maintenance schedules at Suncor's upgrader and Terra Nova;

•
Suncor's belief that a phased and flexible approach to existing and future growth projects should assist Suncor in its ability to manage project costs and debt levels;

SUNCOR ENERGY INC. 2015 FOURTH QUARTER    33

•
The company's belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial performance or financial condition, results of operations, liquidity or capital expenditures; and

•
The company's position in respect of the NOR received from the CRA (and consequentially from the Provinces of Alberta, Ontario and Quebec) regarding the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts continues to be that it will be able to successfully defend its original filing position and it will take the appropriate actions to resolve this matter. The company has provided security to the CRA and the Provinces in the approximate amount of $642 million, but the company may be required to post cash instead of security in relation to the NORs.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. The financial and operating performance of the company's reportable operating segments, specifically Oil Sands, E&P, and Refining and Marketing, may be affected by a number of factors.

Factors that affect our Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process our proprietary production will be closed, experience equipment failure or other accidents; our ability to operate our Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; our dependence on pipeline capacity and other logistical constraints, which may affect our ability to distribute our products to market; our ability to finance Oil Sands growth and sustaining capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; inflationary pressures on operating costs, including labour, natural gas and other energy sources used in oil sands processes; our ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta's Wood Buffalo region and the surrounding area (including housing, roads and schools); risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; changes to royalty and tax legislation and related agreements that could impact our business; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and changes to environmental regulations or legislation.

Factors that affect our E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor's foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest and that operations in Syria continue to be impacted by sanctions and political unrest; risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect our Refining and Marketing segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; our ability to reliably operate refining and marketing facilities in order to meet production or sales targets; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period; and the potential for disruptions to operations and construction projects as a result of our relationships with labour unions or employee associations that represent employees at our refineries and distribution facilities.

34   SUNCOR ENERGY INC. 2015 FOURTH QUARTER

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of taxes or changes to fees and royalties, such as the NORs received by Suncor from the CRA, Ontario, Alberta and Quebec, relating to the settlement of certain derivative contracts, including the risk that: (i) Suncor may not be able to successfully defend its original filing position and ultimately be required to pay increased taxes, interest and penalty as a result; or (ii) Suncor may be required to post cash instead of security in relation to the NORs; changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; outages to third-party infrastructure that could cause disruptions to production; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information systems by computer hackers or cyberterrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor's control that are customary to transactions of this nature; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements and information are discussed in further detail throughout this document, and in the company's 2014 annual MD&A, 2014 AIF and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

SUNCOR ENERGY INC. 2015 FOURTH QUARTER    35

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(unaudited)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2015	2014	2015	2014

Revenues and Other Income

Operating revenues, net of royalties (note 3)	6 499	8 899	29 208	39 862

Other income (note 4)	94	192	472	628

	6 593	9 091	29 680	40 490

Expenses

Purchases of crude oil and products	2 673	4 459	11 590	17 528

Operating, selling and general	2 223	2 293	8 607	9 541

Transportation	278	279	1 085	985

Depreciation, depletion, amortization and impairment	3 529	1 200	7 500	6 140

Exploration	67	53	478	367

Gain on disposal of assets (notes 15 and 16)	(5)	(10)	(110)	(90)

Financing expenses (note 8)	496	545	2 557	1 429

	9 261	8 819	31 707	35 900

(Loss) Earnings before Income Taxes	(2 668)	272	(2 027)	4 590

Income Taxes (note 9)

Current	74	137	892	2 115

Deferred	(735)	51	(924)	(224)

	(661)	188	(32)	1 891

Net (Loss) Earnings	(2 007)	84	(1 995)	2 699

Other Comprehensive Income

Items reclassified to earnings

Realized gain on disposal of assets available for sale, net of income taxes of $13 (note 15)	—	—	(85)	—

Items that may be subsequently reclassified to earnings

Foreign currency translation adjustment	131	97	846	304

Unrealized gain on disposal of assets available for sale, net of income taxes of $13 (note 15)	—	—	—	85

Items that will not be reclassified to earnings

Actuarial gain (loss) on employee retirement benefit plans, net of income taxes of $75	157	78	212	(144)

Other Comprehensive Income	288	175	973	245

Total Comprehensive (Loss) Income	(1 719)	259	(1 022)	2 944

Per Common Share (dollars) (note 10)

Net (loss) earnings – basic	(1.38)	0.06	(1.38)	1.84

Net (loss) earnings – diluted	(1.38)	0.06	(1.38)	1.84

Cash dividends	0.29	0.28	1.14	1.02

See accompanying notes to the interim consolidated financial statements.

36   SUNCOR ENERGY INC. 2015 FOURTH QUARTER

CONSOLIDATED BALANCE SHEETS
(unaudited)

($ millions)	December 31 2015	December 31 2014

Assets

Current assets

Cash and cash equivalents	4 049	5 495

Accounts receivable	2 751	4 275

Inventories	3 090	3 466

Income taxes receivable	538	680

Total current assets	10 428	13 916

Property, plant and equipment, net	61 151	59 800

Exploration and evaluation	1 681	2 248

Other assets	1 153	598

Goodwill and other intangible assets	3 079	3 083

Deferred income taxes	35	26

Total assets	77 527	79 671

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	747	806

Current portion of long-term debt	70	34

Accounts payable and accrued liabilities	5 306	5 704

Current portion of provisions	769	752

Income taxes payable	244	1 058

Total current liabilities	7 136	8 354

Long-term debt	14 486	12 489

Other long-term liabilities	1 573	1 787

Provisions	5 339	4 895

Deferred income taxes	9 954	10 543

Shareholders' equity	39 039	41 603

Total liabilities and shareholders' equity	77 527	79 671

See accompanying notes to the interim consolidated financial statements.

SUNCOR ENERGY INC. 2015 FOURTH QUARTER    37

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2015	2014	2015	2014

Operating Activities

Net (loss) earnings	(2 007)	84	(1 995)	2 699

Adjustments for:

Depreciation, depletion, amortization and impairment	3 529	1 200	7 500	6 140

Deferred income taxes	(735)	51	(924)	(224)

Accretion	51	47	197	198

Unrealized foreign exchange loss on U.S. dollar denominated debt	386	352	1 967	839

Change in fair value of derivative contracts	10	(156)	130	(270)

Gain on disposal of assets	(5)	(10)	(110)	(90)

Share-based compensation	70	(12)	18	106

Exploration	41	8	255	104

Settlement of decommissioning and restoration liabilities	(47)	(83)	(302)	(364)

Other	1	11	70	(80)

Decrease (increase) in non-cash working capital	149	523	78	(122)

Cash flow provided by operating activities	1 443	2 015	6 884	8 936

Investing Activities

Capital and exploration expenditures	(2 030)	(1 900)	(6 667)	(6 961)

Acquisitions (notes 13 and 14)	(360)	—	(360)	(121)

Proceeds from disposal of assets	6	14	277	224

Other investments	(7)	(16)	(18)	(64)

(Increase) decrease in non-cash working capital	(26)	(150)	(3)	59

Cash flow used in investing activities	(2 417)	(2 052)	(6 771)	(6 863)

Financing Activities

Net change in debt	(41)	(67)	(258)	(81)

Repayment of long-term debt	—	(452)	—	(452)

Issuance of long-term debt	—	1 575	—	1 575

Issuance of common shares under share option plans	19	10	95	247

Purchase of common shares for cancellation (note 7)	(3)	(493)	(43)	(1 671)

Dividends paid on common shares	(419)	(405)	(1 648)	(1 490)

Cash flow used in financing activities	(444)	168	(1 854)	(1 872)

(Decrease) Increase in Cash and Cash Equivalents	(1 418)	131	(1 741)	201

Effect of foreign exchange on cash and cash equivalents	58	13	295	92

Cash and cash equivalents at beginning of period	5 409	5 351	5 495	5 202

Cash and Cash Equivalents at End of Period	4 049	5 495	4 049	5 495

Supplementary Cash Flow Information

Interest paid	374	313	881	752

Income taxes paid	112	425	1 424	2 697

See accompanying notes to the interim consolidated financial statements.

38   SUNCOR ENERGY INC. 2015 FOURTH QUARTER

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2013	19 395	598	115	21 072	41 180	1 478 315

Net earnings	—	—	—	2 699	2 699	—

Foreign currency translation adjustment	—	—	304	—	304	—

Unrealized gain on assets available for sale, net of income taxes of $13	—	—	85	—	85	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $56	—	—	—	(144)	(144)	—

Total comprehensive income	—	—	389	2 555	2 944	—

Issued under share option plans	323	(31)	—	—	292	7 831

Issued under dividend reinvestment plan	38	—	—	(38)	—	—

Purchase of common shares for cancellation	(553)	—	—	(1 118)	(1 671)	(42 027)

Change in liability for share purchase commitment	108	—	—	198	306	—

Share-based compensation	—	42	—	—	42	—

Dividends paid on common shares	—	—	—	(1 490)	(1 490)	—

At December 31, 2014	19 311	609	504	21 179	41 603	1 444 119

Net loss	—	—	—	(1 995)	(1 995)	—

Foreign currency translation adjustment	—	—	846	—	846	—

Realized gain on disposal of assets available for sale, net of income taxes of $13 (note 15)	—	—	(85)	—	(85)	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $75	—	—	—	212	212	—

Total comprehensive income (loss)	—	—	761	(1 783)	(1 022)	—

Issued under share option plans	125	(20)	—	—	105	3 124

Issued under dividend reinvestment plan	47	—	—	(47)	—	—

Purchase of common shares for cancellation (note 7)	(17)	—	—	(26)	(43)	(1 230)

Share-based compensation	—	44	—	—	44	—

Dividends paid on common shares	—	—	—	(1 648)	(1 648)	—

At December 31, 2015	19 466	633	1 265	17 675	39 039	1 446 013

See accompanying notes to the interim consolidated financial statements.

SUNCOR ENERGY INC. 2015 FOURTH QUARTER    39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and joint arrangements.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements for the year ended December 31, 2014.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as at December 31, 2014.

Comparative figures have been reclassified to conform to the current year financial statement presentation for certain gas purchases consumed in the secondary upgrading process in the Oil Sands segment, which are now classified as Purchases rather than Operating, Selling and General, and shipping-related charges in the Refining and Marketing segment, which are now classified as Transportation rather than Operating, Selling and General.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2014.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates and Judgment

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2014.

(e) Income taxes

The company recognizes the impacts of income tax rate changes in earnings in the period the rate change is substantively enacted.

40   SUNCOR ENERGY INC. 2015 FOURTH QUARTER

 3. SEGMENTED INFORMATION

The company's operating segments are reported based on the nature of their products and services and management responsibility.

Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Revenues and Other Income

Gross revenues	1 575	2 154	505	1 020	4 429	6 017	33	18	6 542	9 209

Intersegment revenues	442	684	—	58	13	39	(455)	(781)	—	—

Less: Royalties	(10)	(107)	(33)	(203)	—	—	—	—	(43)	(310)

Operating revenues, net of royalties	2 007	2 731	472	875	4 442	6 056	(422)	(763)	6 499	8 899

Other income	68	74	14	33	43	97	(31)	(12)	94	192

	2 075	2 805	486	908	4 485	6 153	(453)	(775)	6 593	9 091

Expenses

Purchases of crude oil and products	136	170	—	56	2 989	5 085	(452)	(852)	2 673	4 459

Operating, selling and general	1 317	1 451	126	126	565	586	215	130	2 223	2 293

Transportation	170	162	22	24	100	104	(14)	(11)	278	279

Depreciation, depletion, amortization and impairment	1 260	709	2 063	297	174	162	32	32	3 529	1 200

Exploration	8	14	59	39	—	—	—	—	67	53

Gain on disposal of assets	—	—	—	—	(4)	(10)	(1)	—	(5)	(10)

Financing expenses (income)	36	40	22	28	(1)	(2)	439	479	496	545

	2 927	2 546	2 292	570	3 823	5 925	219	(222)	9 261	8 819

(Loss) Earnings before Income Taxes	(852)	259	(1 806)	338	662	228	(672)	(553)	(2 668)	272

Income Taxes

Current	(62)	(5)	36	223	200	65	(100)	(146)	74	137

Deferred	(174)	84	(579)	(83)	(36)	(10)	54	60	(735)	51

	(236)	79	(543)	140	164	55	(46)	(86)	(661)	188

Net (Loss) Earnings	(616)	180	(1 263)	198	498	173	(626)	(467)	(2 007)	84

Capital and Exploration Expenditures	1 267	954	375	449	356	379	32	118	2 030	1 900

SUNCOR ENERGY INC. 2015 FOURTH QUARTER    41

Twelve months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Revenues and Other Income

Gross revenues	7 174	10 658	2 524	4 290	19 783	26 482	108	86	29 589	41 516

Intersegment revenues	2 158	3 903	88	425	43	145	(2 289)	(4 473)	—	—

Less: Royalties	(114)	(982)	(267)	(672)	—	—	—	—	(381)	(1 654)

Operating revenues, net of royalties	9 218	13 579	2 345	4 043	19 826	26 627	(2 181)	(4 387)	29 208	39 862

Other income	146	115	150	217	58	151	118	145	472	628

	9 364	13 694	2 495	4 260	19 884	26 778	(2 063)	(4 242)	29 680	40 490

Expenses

Purchases of crude oil and products	319	457	3	459	13 588	21 093	(2 320)	(4 481)	11 590	17 528

Operating, selling and general	5 220	5 940	502	558	2 182	2 341	703	702	8 607	9 541

Transportation	645	541	98	90	387	396	(45)	(42)	1 085	985

Depreciation, depletion, amortization and impairment	3 583	4 035	3 106	1 349	676	635	135	121	7 500	6 140

Exploration	120	96	358	271	—	—	—	—	478	367

(Gain) loss on disposal of assets	8	3	(5)	(82)	(109)	(11)	(4)	—	(110)	(90)

Financing expenses (income)	150	153	82	72	(14)	—	2 339	1 204	2 557	1 429

	10 045	11 225	4 144	2 717	16 710	24 454	808	(2 496)	31 707	35 900

(Loss) Earnings before Income Taxes	(681)	2 469	(1 649)	1 543	3 174	2 324	(2 871)	(1 746)	(2 027)	4 590

Income Taxes

Current	3	832	344	1 005	929	675	(384)	(397)	892	2 115

Deferred	172	(139)	(1 235)	(115)	(21)	(43)	160	73	(924)	(224)

	175	693	(891)	890	908	632	(224)	(324)	(32)	1 891

Net (Loss) Earnings	(856)	1 776	(758)	653	2 266	1 692	(2 647)	(1 422)	(1 995)	2 699

Capital and Exploration Expenditures	4 181	3 826	1 459	1 819	821	1 021	206	295	6 667	6 961

42   SUNCOR ENERGY INC. 2015 FOURTH QUARTER

 4. OTHER INCOME

Other income consists of the following:

	Three months ended December 31		Twelve months ended December 31
($ millions)	2015	2014	2015	2014

Energy trading activities

Change in fair value of contracts	22	69	28	173

(Losses) gains on inventory valuation	(27)	(87)	43	(61)

Risk management activities(1)	41	143	93	176

Reserves redetermination(2)	—	—	—	145

Investment and interest income	11	12	62	90

Renewable energy grants	5	9	30	34

Risk mitigation and insurance proceeds(3)	—	21	121	21

Change in value of transportation commitments and other	42	25	95	50

	94	192	472	628

(1)
Includes fair value changes related to short-term derivative contracts in the Oil Sands and Refining and Marketing segments and long-term forward starting interest rate swaps in the Corporate segment.

(2)
Other income of $145 million ($32 million after-tax) in 2014 is for the reserves redetermination of 1.2 million barrels of oil receivable related to an interest in a Norwegian asset that Suncor previously owned.

(3)
Includes insurance proceeds on assets in the Exploration and Production segment.

5. ASSET IMPAIRMENT

Oil Sands

Joslyn Mining Project

As a result of the decline in crude oil prices and uncertainty in the timing of development plans, the company reassessed the remaining carrying value of its interest in the Joslyn mining project for impairment as at December 31, 2015. As a result, the company recognized an after-tax impairment charge of $290 million against the Exploration and Evaluation assets. The remaining carrying value of the company's share of the Joslyn mining project at December 31, 2015 was $nil.

In the second quarter of 2014, as a result of the company's assessment of expected future net cash flows and the uncertainty of the project, including the timing of the development plans, the company recognized an after-tax impairment charge of $718 million against Property, Plant and Equipment ($318 million) and Exploration and Evaluation assets ($400 million).

Other

During the fourth quarter of 2015, the company recorded an after-tax impairment charge of $96 million in the Oil Sands segment following a review of certain assets, including engineering costs related to In Situ expansion, that no longer fit with Suncor's growth strategies and are not expected to be repurposed or otherwise deployed.

In the second quarter of 2014, the company recorded an after-tax impairment charge of $223 million in the Oil Sands segment following a review of certain assets that no longer fit with Suncor's previously revised growth strategies and which could not be repurposed or otherwise deployed. Such assets included a pipeline and related compressor, as well as steam generator components.

Exploration and Production

Libya

As a result of shut-in production due to the continued closure of certain Libyan export terminals, escalating political unrest, asset damages confirmed during the quarter, and the increasing uncertainty with respect to the company's return to normal operations in the country, the company impaired the remaining carrying value of its Libyan Property, Plant and Equipment, and Exploration and Evaluation assets, resulting in a $415 million after-tax impairment.

SUNCOR ENERGY INC. 2015 FOURTH QUARTER    43

During the second quarter of 2014, as a result of ongoing political unrest and intermittent production, the company recognized an after-tax impairment charge of $297 million related to its Libyan assets, charged against Property, Plant and Equipment ($129 million) and Exploration and Evaluation assets ($168 million).

Other

As a result of the decline in the crude oil price environment, the company performed impairment tests on its assets in the Exploration and Production segment as at December 31, 2015. The tests were performed using a fair value less cost of disposal methodology. An expected cash flow approach was used based on 2015 year-end reserves data with the following assumptions:

•
Brent price forecasts of US$46.60/bbl in 2016, US$56.20/bbl in 2017, and US$63.80/bbl in 2018 (all expressed in today's dollars), escalating at 2% per year thereafter and adjusted for asset-specific location and quality differentials; and

•
Risk-adjusted discount rate of 9.0% on after-tax cash flows.

As a result of the impairment tests, the company recorded after-tax impairments of $359 million on the company's share of the White Rose assets, $331 million on the company's share of the Golden Eagle assets, and $54 million on the company's share of the Terra Nova assets. At December 31, 2015, the remaining carrying values of the White Rose, Golden Eagle, and Terra Nova assets were $520 million, $1.0 billion, and $910 million, respectively.

During the fourth quarter of 2015, the company recognized an after-tax impairment charge of $54 million related to certain East Coast Canada exploration and evaluation assets as a result of future development uncertainty.

6. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense (recovery) recorded for all plans within Operating, Selling and General expense.

	Three months ended December 31		Twelve months ended December 31
($ millions)	2015	2014	2015	2014

Equity-settled plans	8	8	44	42

Cash-settled plans	69	(19)	254	266

	77	(11)	298	308

7. NORMAL COURSE ISSUER BID

The company may repurchase shares pursuant to a normal course issuer bid (NCIB) through the facilities of the Toronto Stock Exchange, New York Stock Exchange and/or alternative trading platforms. Under its current NCIB, the company may purchase for cancellation up to approximately $500 million worth of its common shares beginning August 5, 2015 and ending August 4, 2016. In accordance with applicable securities laws, repurchases under the program were suspended on October 5, 2015, as a result of the offer to the Canadian Oil Sands Limited (COS) shareholders (note 20).

The following table summarizes the share repurchase activities during the period:

	Three months ended December 31		Twelve months ended December 31
($ millions, except as noted)	2015	2014	2015	2014

Share repurchase activities (thousands of common shares)
Shares repurchased	70	13 116	1 230	42 027

Amounts charged to

Share capital	1	171	17	553

Retained earnings	2	322	26	1 118

Share repurchase cost	3	493	43	1 671

44   SUNCOR ENERGY INC. 2015 FOURTH QUARTER

 8. FINANCING EXPENSES

	Three months ended December 31		Twelve months ended December 31
($ millions)	2015	2014	2015	2014

Interest on debt	226	196	870	739

Capitalized interest	(129)	(107)	(447)	(431)

Interest expense	97	89	423	308

Interest on pension and other post-retirement benefits	13	14	52	55

Accretion	51	47	197	198

Foreign exchange loss on U.S. dollar denominated debt	386	352	1 967	839

Foreign exchange and other	(51)	43	(82)	29

	496	545	2 557	1 429

9. INCOME TAXES

In the second quarter of 2015, the Government of Alberta enacted an increase in the corporate income tax rate from 10% to 12% effective July 1, 2015. As a result, the company revalued its deferred income tax balances, resulting in a deferred income tax expense of $423 million.

In the first quarter of 2015, the United Kingdom (U.K.) government enacted a decrease in the supplementary charge rate on oil and gas profits in the North Sea that reduced the statutory tax rate on Suncor's earnings in the U.K. from 62% to 50%. The company revalued its deferred income tax balances, resulting in a deferred income tax recovery of $406 million.

Pursuant to the previously disclosed 2013 proposal letter from the Canada Revenue Agency (CRA), the company received a Notice of Reassessment (NOR) from the CRA during the second quarter of 2014, regarding the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts. The total amount of the NOR, including tax, penalty and interest, was approximately $920 million. The company strongly disagrees with the CRA's position and continues to firmly believe it will be able to successfully defend its original filing position and will take the appropriate actions to resolve this matter. In addition to the above, the company has:

•
Received NORs related to the derivative contracts from the Provinces of Alberta, Ontario and Quebec for approximately $124 million, $100 million and $42 million, respectively;

•
Provided security to the CRA and the Provinces of Quebec and Ontario for approximately $642 million;

•
Filed Notices of Objection with the CRA and the Provinces of Alberta, Ontario and Quebec; and

•
Filed a Notice of Appeal with the Tax Court of Canada in November 2014 and is now pursuing its Appeal to that Court.

If the company is unsuccessful in defending its tax filing position, it could be subject to an earnings and cash impact of up to $1.2 billion.

SUNCOR ENERGY INC. 2015 FOURTH QUARTER    45

 10. EARNINGS (LOSS) PER COMMON SHARE

	Three months ended December 31		Twelve months ended December 31
($ millions)	2015	2014	2015	2014

Net (loss) earnings	(2 007)	84	(1 995)	2 699

Dilutive impact of accounting for awards as equity-settled(1)	—	(9)	—	—

Net (loss) earnings – diluted	(2 007)	75	(1 995)	2 699

(millions of common shares)

Weighted average number of common shares	1 446	1 448	1 446	1 462

Dilutive securities:

Effect of share options	1	2	1	3

Weighted average number of diluted common shares	1 447	1 450	1 447	1 465

(dollars per common share)

Basic (loss) earnings per share	(1.38)	0.06	(1.38)	1.84

Diluted (loss) earnings per share	(1.38)	0.06	(1.38)	1.84

(1)
Cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period. Accounting for these awards as equity-settled was determined to have an anti-dilutive impact for the three and twelve months ended December 31, 2015.

11. FINANCIAL INSTRUMENTS

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The following table presents the company's non-designated Energy Trading and Risk Management derivatives measured at fair value as at December 31, 2015.

($ millions)	Energy Trading	Risk Management	Total

Fair value outstanding at December 31, 2014	20	110	130

Fair value realized in earnings	(66)	(183)	(249)

Changes in fair value (Note 4)	28	93	121

Fair value outstanding at December 31, 2015	(18)	20	2

The company uses forward starting interest rate swaps to mitigate its exposure to the effect of future interest rate movements on future debt issuances. As at December 31, 2015, the company had executed $1.3 billion in forward swaps.

46   SUNCOR ENERGY INC. 2015 FOURTH QUARTER

(b) Fair Value Hierarchy

The following table presents the company's financial instruments measured at fair value for each hierarchy level as at December 31, 2015.

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	14	76	—	90

Accounts payable	(20)	(68)	—	(88)

	(6)	8	—	2

During the fourth quarter of 2015, there were no transfers between Level 1 and Level 2 fair value measurements and no transfers into and out of Level 3 fair value measurements.

Non-Derivative Financial Instruments

At December 31, 2015, the carrying value of fixed-term debt accounted for under amortized cost was $13.3 billion (December 31, 2014 – $11.5 billion) and the fair value was $14.5 billion (December 31, 2014 – $13.5 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.

12. ASSET SWAP WITH TRANSALTA CORPORATION

On August 31, 2015, Suncor completed an exchange of assets with TransAlta Corporation (TransAlta). Suncor exchanged Kent Breeze and its share of the Wintering Hills wind power facilities for TransAlta's Poplar Creek cogeneration facilities, which provide steam and power for Suncor's Oil Sands operations. The acquisition of the Poplar Creek cogeneration facilities is expected to enhance the reliability and efficiency of Suncor's base operations.

As part of the agreement, Suncor entered into a 15-year lease with TransAlta to finance the difference between the fair value of the cogeneration facilities and the fair value of the wind farms. The leased assets consist of two gas turbine generators and heat recovery steam generators. Ownership of these assets will automatically transfer to Suncor at the end of the term for a nominal amount. Although the legal form of this arrangement is a lease, in substance it is a deferred financing arrangement because it was entered into to finance the remaining balance of this acquisition and ownership of the assets will automatically transfer to Suncor at the end of the term. The lease is accounted for as a deferred financing arrangement that is part of the business combination because it is a component of the consideration provided to TransAlta.

The transaction was determined to have commercial substance since Suncor acquired operational control of Poplar Creek and will be entitled to all of the electrical output. The acquisition of the Poplar Creek assets was treated as a business combination, whereby the assets and liabilities acquired were recorded at their fair value. The fair values were calculated using an expected future cash flow approach with risk-adjusted discount rates between 6% and 8%. Key assumptions used in the calculation were discount rate, power price and natural gas price.

Purchase consideration

($ millions)

Fair value of Kent Breeze wind farm	47

Fair value of Suncor's share of Wintering Hills wind farm	77

Fair value of deferred financing arrangement	303

Total purchase consideration	427

SUNCOR ENERGY INC. 2015 FOURTH QUARTER    47

Purchase price allocation

The preliminary purchase price allocation is based on management's best estimates of the fair value of the acquired assets and assumed liabilities. Upon finalization, adjustments to the initial estimates may be required.

($ millions)

Working capital	36

Property, plant and equipment	393

Decommissioning provision	(2)

Net assets acquired	427

13. ACQUISITION OF ADDITIONAL OWNERSHIP IN FORT HILLS

On November 6, 2015, Suncor completed the acquisition of an additional 10% working interest in the Fort Hills oil sands project from Total E&P Canada Ltd. for consideration of $360 million. Suncor's share in the project has increased to 50.8%.

14. ACQUISITION OF A SULPHUR FACILITY

On July 17, 2014, the company completed a business combination of a sulphur recovery facility in its Refining and Marketing segment.

The purchase price allocation is based on management's best estimates of the fair value of the acquired assets and assumed liabilities.

The fair value of consideration transferred and the assets acquired and liabilities assumed at the date of acquisition were as follows:

($ millions)

Total purchase price	121

Purchase price allocation

Property, plant and equipment	161

Net working capital	(1)

Deferred tax liabilities	(39)

Net assets acquired	121

All acquisition and transaction costs for this asset acquisition were expensed.

15. PIONEER DISPOSITION

During the third quarter of 2014, the company announced that, along with The Pioneer Group Inc., it had reached an agreement to sell the assets of Pioneer Energy, including retail gas stations in Ontario and Manitoba. The company's investment in Pioneer was recorded at fair value and classified as an available for sale financial instrument. The transaction closed in the second quarter of 2015 and the company received $183 million for its 50% share of Pioneer Energy and realized an after-tax gain of $68 million in the Refining and Marketing segment.

16. NATURAL GAS DISPOSITIONS

During the third quarter of 2014, the company sold its Wilson Creek assets in central Alberta for $168.5 million before closing adjustments and other closing costs, with an effective date of July 1, 2014 and a closing date of September 30, 2014. The sale of these assets resulted in an after-tax gain of $61 million in the Exploration and Production segment.

48   SUNCOR ENERGY INC. 2015 FOURTH QUARTER

 17. PROVISIONS

For the twelve months ended December 31, 2015, there was a net increase in provisions of $461 million, primarily due to a $402 million increase in the decommissioning and restoration provision mainly as a result of additional disturbances and increases to estimates.

18. PENSIONS AND OTHER POST-RETIREMENT BENEFITS

For the twelve months ended December 31, 2015, a net after-tax actuarial gain of $212 million was recorded based on the most recent actuarial remeasurement of the company's pension and other post-retirement benefit plans. A corresponding decrease was recorded in Other Long-Term Liabilities.

19. COMMITMENTS

During the twelve months ended December 31, 2015, the company increased its commitments by approximately $4.9 billion as a result of receiving regulatory approval of pipeline transportation agreements, which will support the company's market access strategy, activities to expand its storage and logistics network, and drilling exploration activities.

20. CANADIAN OIL SANDS OFFER

On October 5, 2015, Suncor announced that it had commenced an unsolicited offer to acquire all of the outstanding shares of COS on the basis of one COS share in exchange for 0.25 Suncor common shares. At the time of the offer, the total transaction value was approximately $6.6 billion based on Suncor's share consideration valued at approximately $4.3 billion and COS' estimated outstanding net debt of $2.3 billion as at June 30, 2015.

On January 18, 2016, Suncor increased the offer to acquire all of the outstanding shares of COS to an exchange ratio of 0.28 Suncor common share per COS share from an exchange ratio of 0.25. The amended offer has the full support of the Boards of Directors of Suncor and COS. At the time of the amended offer, the transaction value was approximately $6.6 billion based on the share consideration of approximately $4.2 billion and COS' estimated outstanding net debt of $2.4 billion as at September 30, 2015. The amended offer expires on February 5, 2016.

21. SUBSEQUENT EVENTS

Effective January 1, 2016, working interests in the Hebron project have been reset. As a result, Suncor's working interest in the Hebron project decreased from 22.729% to 21.034%. Suncor will be reimbursed for capital expenditures and financing costs related to the reduction in working interest incurred to December 31, 2015. The transaction will be recorded as a reduction to property, plant and equipment in the first quarter of 2016.

SUNCOR ENERGY INC. 2015 FOURTH QUARTER    49

QUARTERLY FINANCIAL SUMMARY
(unaudited)

	Three months ended					Twelve months ended
($ millions, except per share amounts)	Dec 31 2015	Sept 30 2015	Jun 30 2015	Mar 31 2015	Dec 31 2014	Dec 31 2015	Dec 31 2014

Revenues and other income	6 593	7 557	8 144	7 386	9 091	29 680	40 490

Net (loss) earnings

Oil Sands	(616)	(50)	(44)	(146)	180	(856)	1 776

Exploration and Production	(1 263)	(1)	44	462	198	(758)	653

Refining and Marketing	498	613	663	492	173	2 266	1 692

Corporate, Energy Trading and Eliminations	(626)	(938)	66	(1 149)	(467)	(2 647)	(1 422)

	(2 007)	(376)	729	(341)	84	(1 995)	2 699

Operating (loss) earnings(A)

Oil Sands	(230)	(50)	315	(146)	180	(111)	2 771

Exploration and Production	(50)	(1)	77	(19)	198	7	857

Refining and Marketing	498	613	631	492	173	2 234	1 692

Corporate, Energy Trading and Eliminations	(244)	(152)	(117)	(152)	(165)	(665)	(700)

	(26)	410	906	175	386	1 465	4 620

Cash flow from (used in) operations(A)

Oil Sands	467	785	1 058	525	875	2 835	5 400

Exploration and Production	257	253	427	449	401	1 386	1 909

Refining and Marketing	596	798	800	678	240	2 872	2 178

Corporate, Energy Trading and Eliminations	(26)	46	(130)	(177)	(24)	(287)	(429)

	1 294	1 882	2 155	1 475	1 492	6 806	9 058

Per common share

Net (loss) earnings

– basic	(1.38)	(0.26)	0.50	(0.24)	0.06	(1.38)	1.84

– diluted	(1.38)	(0.26)	0.50	(0.24)	0.06	(1.38)	1.84

Operating earnings – basic	(0.02)	0.28	0.63	0.12	0.27	1.01	3.15

Cash dividends – basic	0.29	0.29	0.28	0.28	0.28	1.14	1.02

Cash flow from operations – basic	0.90	1.30	1.49	1.02	1.03	4.71	6.19

	For the Twelve Months Ended
	Dec 31 2015	Sept 30 2015	Jun 30 2015	Mar 31 2015	Dec 31 2014

Return on capital employed(A)

– excluding major projects in progress (%)	0.6	5.1	7.2	5.8	8.6

– including major projects in progress (%)	0.5	4.5	6.3	5.0	7.5

(A)
Non-GAAP financial measures – see accompanying footnotes and definitions to the quarterly operating summaries.

50   SUNCOR ENERGY INC. 2015 FOURTH QUARTER

QUARTERLY OPERATING SUMMARY
(unaudited)

	Three months ended					Twelve months ended
Oil Sands	Dec 31 2015	Sept 30 2015	Jun 30 2015	Mar 31 2015	Dec 31 2014	Dec 31 2015	Dec 31 2014

Total Production (mbbls/d)	470.6	458.4	448.7	475.6	419.3	463.4	421.9

Oil Sands operations

Production volumes (mbbls/d)

Upgraded product (sweet SCO, sour SCO & diesel)	292.2	314.9	327.4	346.5	276.3	320.1	289.1

Non-upgraded bitumen	147.5	115.4	96.4	93.9	107.9	113.5	101.8

Oil Sands operations production	439.7	430.3	423.8	440.4	384.2	433.6	390.9

Bitumen production (mbbls/d)

Mining	292.4	303.3	315.5	318.3	254.1	307.3	274.4

In Situ – Firebag	198.8	191.7	168.1	188.7	182.2	186.9	172.0

In Situ – MacKay River	34.5	27.4	31.5	29.3	28.7	30.7	27.0

Total bitumen production	525.7	522.4	515.1	536.3	465.0	524.9	473.4

Sales (mbbls/d)

Light sweet crude oil	100.2	112.9	102.4	112.5	75.5	107.0	99.7

Diesel	29.4	30.0	35.1	30.8	31.2	31.3	30.7

Light sour crude oil	154.2	180.7	194.4	201.3	152.7	182.5	158.9

Upgraded product (SCO & diesel)	283.8	323.6	331.9	344.6	259.4	320.8	289.3

Non-upgraded bitumen	136.3	106.3	91.8	95.8	110.2	107.7	101.4

Total sales	420.1	429.9	423.7	440.4	369.6	428.5	390.7

Average sales price(1) ($/bbl)

Sweet SCO and diesel	60.86	62.13	77.65	63.36	88.78	66.00	109.02

Sour SCO and bitumen	32.93	40.86	52.71	40.10	61.68	41.58	76.66

Average	41.55	47.93	60.81	47.67	69.51	49.46	87.46

Cash operating costs(2) ($/bbl)

Cash costs	25.70	24.95	26.15	25.70	31.15	25.65	30.00

Natural gas	2.30	2.05	1.85	2.70	3.30	2.20	3.80

	28.00	27.00	28.00	28.40	34.45	27.85	33.80

Cash operating costs – In Situ bitumen production only(2) ($/bbl)

Cash costs	8.10	8.80	9.25	9.90	8.85	9.00	10.20

Natural gas	3.55	3.75	3.80	4.10	5.20	3.80	6.45

	11.65	12.55	13.05	14.00	14.05	12.80	16.65

Syncrude

Production (mbbls/d)	30.9	28.1	24.9	35.2	35.1	29.8	31.0

Average sales price(1) ($/bbl)	57.37	61.00	75.19	56.00	81.85	61.55	99.32

Cash operating costs(2) ($/bbl)*

Cash costs	38.55	39.70	54.45	34.20	42.85	40.35	46.75

Natural gas	1.60	1.95	1.65	1.50	1.85	1.65	2.40

	40.15	41.65	56.10	35.70	44.70	42.00	49.15

See accompanying footnotes and definitions to the quarterly operating summaries.

SUNCOR ENERGY INC. 2015 FOURTH QUARTER    51

QUARTERLY OPERATING SUMMARY (continued)
 (unaudited)

	Three months ended					Twelve months ended
Exploration and Production	Dec 31 2015	Sept 30 2015	Jun 30 2015	Mar 31 2015	Dec 31 2014	Dec 31 2015	Dec 31 2014

Total Production (mboe/d)	112.3	107.7	111.2	126.8	138.3	114.4	113.0

Production Volumes

Exploration and Production Canada

East Coast Canada

Terra Nova (mbbls/d)	13.1	10.4	7.3	23.3	24.0	13.5	17.3

Hibernia (mbbls/d)	15.6	16.6	18.3	22.0	20.8	18.1	23.1

White Rose (mbbls/d)	14.8	9.9	11.4	12.8	13.3	12.2	14.6

North America Onshore (mboe/d)	3.1	3.7	2.4	3.6	2.4	3.2	3.6

	46.6	40.6	39.4	61.7	60.5	47.0	58.6

Exploration and Production International

Buzzard (mboe/d)	45.5	50.0	52.4	51.4	54.0	49.8	47.1

Golden Eagle (mboe/d)	17.7	17.0	14.5	9.8	2.2	14.8	0.6

United Kingdom (mboe/d)	63.2	67.0	66.9	61.2	56.2	64.6	47.7

Libya (mbbls/d)	2.5	0.1	4.9	3.9	21.6	2.8	6.7

	65.7	67.1	71.8	65.1	77.8	67.4	54.4

Netbacks

East Coast Canada ($/bbl)

Average price realized	52.51	59.09	78.23	66.38	80.42	65.12	108.21

Royalties	(5.79)	(4.39)	(16.38)	(17.58)	(14.52)	(12.49)	(25.97)

Transportation costs	(2.81)	(2.97)	(1.73)	(1.76)	(1.91)	(2.18)	(1.97)

Operating costs	(16.86)	(17.66)	(16.63)	(9.57)	(14.66)	(14.15)	(13.11)

Operating netback	27.05	34.07	43.49	37.47	49.33	36.30	67.16

United Kingdom ($/boe)

Average price realized	54.91	62.86	72.84	64.48	84.87	63.85	106.96

Transportation costs	(2.22)	(2.43)	(2.66)	(2.32)	(2.60)	(2.41)	(2.84)

Operating costs	(6.20)	(5.99)	(5.86)	(7.33)	(4.47)	(6.29)	(6.42)

Operating netback	46.49	54.44	64.32	54.83	77.80	55.15	97.70

See accompanying footnotes and definitions to the quarterly operating summaries.

52   SUNCOR ENERGY INC. 2015 FOURTH QUARTER

QUARTERLY OPERATING SUMMARY (continued)
 (unaudited)

	Three months ended					Twelve months ended
Refining and Marketing	Dec 31 2015	Sept 30 2015	Jun 30 2015	Mar 31 2015	Dec 31 2014	Dec 31 2015	Dec 31 2014

Refined product sales (mbbls/d)	501.2	546.4	525.5	519.7	548.2	523.3	531.7

Crude oil processed (mbbls/d)	430.2	444.8	416.8	437.1	440.8	432.1	427.5

Utilization of refining capacity (%)	93	96	90	95	95	94	93

Eastern North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	116.1	119.1	121.8	118.6	120.8	118.9	120.6

Distillate	86.2	90.5	91.8	96.0	84.9	91.1	81.9

Total transportation fuel sales	202.3	209.6	213.6	214.6	205.7	210.0	202.5

Petrochemicals	8.9	10.4	10.6	13.3	13.0	10.8	12.1

Asphalt	14.1	18.4	12.0	7.6	13.3	13.1	13.6

Other	28.2	24.8	31.8	31.0	36.4	28.9	32.5

Total refined product sales	253.5	263.2	268.0	266.5	268.4	262.8	260.7

Crude oil supply and refining

Processed at refineries (mbbls/d)	208.0	200.5	211.6	212.4	201.0	208.1	199.2

Utilization of refining capacity (%)	94	90	95	96	91	94	90

Western North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	127.7	135.3	126.7	119.2	126.6	127.3	122.8

Distillate	100.8	115.8	100.7	110.2	126.7	106.9	117.8

Total transportation fuel sales	228.5	251.1	227.4	229.4	253.3	234.2	240.6

Asphalt	10.8	13.9	13.9	9.7	10.6	11.9	10.6

Other	8.4	18.2	16.2	14.1	15.9	14.4	19.8

Total refined product sales	247.7	283.2	257.5	253.2	279.8	260.5	271.0

Crude oil supply and refining

Processed at refineries (mbbls/d)	222.2	244.3	205.2	224.7	239.8	224.0	228.3

Utilization of refining capacity (%)	93	102	86	94	100	93	95

See accompanying footnotes and definitions to the quarterly operating summaries.

SUNCOR ENERGY INC. 2015 FOURTH QUARTER    53

QUARTERLY OPERATING SUMMARY (continued)

Non-GAAP Financial Measures

Certain financial measures in this document – namely operating (loss) earnings, cash flow from (used in) operations, return on capital employed and Oil Sands cash operating costs – are not prescribed by GAAP. Suncor includes these financial measures because investors may use this information to analyze business performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Operating (loss) earnings and Oil Sands cash operating costs for each quarter in 2015 and 2014 are each defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and/or Segment Results and Analysis sections of each respective quarterly Report to Shareholders issued in respect of the relevant quarter for 2015 and 2014 (Quarterly Report). Cash flow from (used in) operations and return on capital employed for each quarter in 2015 and 2014 are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of each respective Quarterly Report. The remainder of the non-GAAP financial measures not otherwise mentioned in this paragraph are defined and reconciled in Suncor's Management's Discussion and Analysis contained in the 2014 Annual Report.

Definitions

(1)
Average sales price – This is calculated including the impact of hedging activities, before royalties (where applicable) and net of related transportation costs.

(2)
Cash operating costs – Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes and non-production costs), and including operating revenues associated with excess power from cogeneration units.

Explanatory Notes

*
Users are cautioned that the Syncrude cash costs per barrel measure may not be fully comparable to similar information calculated by other entities (including Suncor's own cash costs per barrel excluding Syncrude) due to differing operations of each company as well as their respective accounting policy choices.

Abbreviations

bbl	– barrel
mbbls/d	– thousands of barrels per day
mcf	– thousands of cubic feet
mcfe	– thousands of cubic feet equivalent
mmcf/d	– millions of cubic feet per day
mmcfe/d	– millions of cubic feet equivalent per day
boe	– barrels of oil equivalent
boe/d	– barrels of oil equivalent per day
mboe/d	– thousands of barrels of oil equivalent per day
netback	– netbacks have been calculated by subtracting royalties, transportation and operating costs from average realized price
m3/d	– cubic metres per day
SCO	– synthetic crude oil

Metric Conversion

Crude oil, refined products, etc.	1m3 (cubic metre) = approx. 6.29 barrels

54   SUNCOR ENERGY INC. 2015 FOURTH QUARTER

Suncor Energy Inc. 150 - 6 Avenue S.W., Calgary, Alberta, Canada T2P 3E3 T: 403-296-8000 suncor.com

QuickLinks

EXHIBIT 99.1 Report to Shareholders for the fourth quarter ended December 31, 2015
1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS
2. BASIS OF PREPARATION
3. SEGMENTED INFORMATION
4. OTHER INCOME
5. ASSET IMPAIRMENT
6. SHARE-BASED COMPENSATION
7. NORMAL COURSE ISSUER BID
8. FINANCING EXPENSES
9. INCOME TAXES
10. EARNINGS (LOSS) PER COMMON SHARE
11. FINANCIAL INSTRUMENTS
12. ASSET SWAP WITH TRANSALTA CORPORATION
13. ACQUISITION OF ADDITIONAL OWNERSHIP IN FORT HILLS
14. ACQUISITION OF A SULPHUR FACILITY
15. PIONEER DISPOSITION
16. NATURAL GAS DISPOSITIONS
17. PROVISIONS
18. PENSIONS AND OTHER POST-RETIREMENT BENEFITS
19. COMMITMENTS
20. CANADIAN OIL SANDS OFFER
21. SUBSEQUENT EVENTS